Exhibit 4.1

EXECUTION COPY

SENIOR UNSECURED REVOLVING CREDIT AGREEMENT

Dated as of June 16, 2006

among

CHOICE HOTELS INTERNATIONAL, INC.,

as Borrower,

THE LENDERS NAMED HEREIN,

and

WACHOVIA BANK, NATIONAL ASSOCIATION,

as Agent,

with

SUNTRUST BANK,

as Syndication Agent,

BANK OF AMERICA, N.A.,

as Documentation Agent,

and

WACHOVIA CAPITAL MARKETS, LLC,

as Lead Arranger and Sole Book Manager

i

Exhibits
Exhibit A-1	Form of Competitive Bid Request
Exhibit A-2	Form of Invitation to Bid
Exhibit A-3	Form of Competitive Bid
Exhibit A-4	Form of Competitive Bid Accept/Reject Letter
Exhibit A-5	Form of Notice of Borrowing
Exhibit A-6	Form of Notice of Account Designation
Exhibit A-7	Form of Notice of Prepayment
Exhibit A-8	Form of Notice of Conversion/Continuation
Exhibit B	Form of Administrative Questionnaire
Exhibit C	Form of Assignment and Acceptance
Exhibit D	Form of Guarantee Agreement for Restricted Subsidiaries
Exhibit E	Form of Designated Bank Note
Exhibit F	Form of Designation Agreement

Schedules
Schedule 1.01(a)	Hotel Properties
Schedule 1.01(b)	Mandatory Cost
Schedule 2.01	Commitments
Schedule 3.08	Subsidiaries
Schedule 6.02	Existing Liens
Schedule 6.04	Existing Investments

SENIOR UNSECURED REVOLVING CREDIT AGREEMENT

SENIOR UNSECURED REVOLVING CREDIT AGREEMENT dated as of June 16, 2006, among CHOICE HOTELS INTERNATIONAL, INC., a Delaware corporation (the “Borrower”), the Lenders referred to herein and Wachovia Bank, National Association, as administrative agent for the Lenders (in such capacity, the “Agent”). Capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 1.01.

The Borrower has requested the Lenders to extend certain credit facilities on the terms and subject to the conditions herein set forth. Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE I. DEFINITIONS

SECTION 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

“ABR Loan” shall mean any Loan denominated in dollars bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Loan for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Questionnaire” shall mean an Administrative Questionnaire in the form of Exhibit B.

“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

“Agent” shall have the meaning assigned to such term in the recitals.

“Agent’s Correspondent” means Wachovia Bank, National Association, London Branch, or any other financial institution designated by the Agent to act as its correspondent hereunder with respect to the distribution and payment of Eurocurrency Loans.

“Agreement” shall mean this Senior Unsecured Revolving Credit Agreement.

“Alternate Base Rate” shall mean, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day, or (b) the Federal Funds Effective Rate in effect on such day plus 1/2%. For purposes hereof, “Prime Rate” shall mean the rate of interest per annum publicly announced from time to time by the Agent as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective on the date such change is publicly announced as effective. The parties hereto acknowledge that the rate announced publicly by Wachovia as it Prime Rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers. “Federal Funds Effective Rate” shall mean the rate per annum (rounded upwards, if necessary, to the next higher 1/100th of 1%) representing the daily effective federal funds rate as quoted by the Agent and confirmed in Federal Reserve Board Statistical Release H.15 (519) or any successor or substitute publication selected by the Agent. If, for any reason, such rate is not available, then “Federal Funds Effective Rate” shall mean a daily rate which is determined, in the opinion of the Agent, to be the rate at which federal funds are being offered for sale in the national federal funds market at 9:00 a.m. Rates for weekends or holidays shall be the same as the rate for the most immediately preceding Business Day. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

“Alternative Currency” shall mean each lawful and freely available currency (other than dollars) that is freely transferable and freely convertible into dollars and in which dealings in deposits are carried on in the London interbank market, which shall be requested by the Borrower and approved by all of the Lenders.

“Alternative Currency Amount” means with respect to each Revolving Loan made or continued (or to be made or continued) in an Alternative Currency, the amount of such Alternative Currency which is equivalent to the principal amount in dollars of such Loan at the most favorable Spot Exchange Rate determined by the Agent to be available to it at approximately 11:00 a.m. two (2) Business Days before such Loan is made or continued (or to be made or continued). When used with respect to any other sum expressed in dollars, “Alternative Currency Amount” shall mean the amount of such Alternative Currency which is equivalent to the amount so expressed in dollars at the most favorable Spot Exchange Rate determined by the Agent to be available to it at the relevant time.

“Alternative Currency Commitment” means the lesser of (i) $35,000,000 and (ii) the Revolving Commitment, as such amount may be reduced or modified at any time or from time to time pursuant to the terms hereof.

“Alternative Currency Letter of Credit” shall mean a Letter of Credit denominated in an Alternative Currency.

“Applicable Law” shall mean all applicable provisions of constitutions, laws, statutes, ordinances, rules, treaties, regulations, permits, licenses, approvals, interpretations and orders of courts of governmental authorities and all orders and decrees of all courts and arbitrators.

“Applicable Percentage” shall mean, with respect to any Eurocurrency Loan, Eurodollar Loan, ABR Loan or Swingline Loan (if applicable) or with respect to the Facility Fees and the Usage Fees, as the case may be, the applicable percentage per annum set forth in the table below under the caption “Applicable Percentage for Eurocurrency, Eurodollar and

LIBOR Reference Rate Swingline Loans”, “Applicable Percentage for ABR Loans”, “Facility Fee Percentage” or “Usage Fee Percentage”, as the case may be, based upon the Borrower’s Credit Rating as set forth below; provided that the Applicable Percentage for Eurocurrency Loans shall be increased by an amount equal to the applicable Mandatory Cost, as determined pursuant to the relevant formula set forth on Schedule 1.01(b) hereto:

Rating (S&P/Moody’s)	Applicable Percentage for Eurocurrency (excluding Mandatory Costs), Eurodollar and LIBOR Reference Rate Swingline Loans	Applicable Percentage for ABR Loans	Facility Fee Percentage	Drawn Cost Percentage	Usage Fee Percentage	Fully Drawn Cost Percentage
≥ A-/A3	0.220%	0.000%	0.080%	0.300%	0.100%	0.400%
≥ BBB+/Baa1	0.300%	0.000%	0.100%	0.400%	0.100%	0.500%
≥ BBB/Baa2	0.375%	0.000%	0.125%	0.500%	0.100%	0.600%
≥ BBB-/Baa3	0.475%	0.000%	0.150%	0.625%	0.125%	0.750%
< BBB-/Baa3	0.700%	0.000%	0.175%	0.875%	0.125%	1.000%

Any change in the Borrower’s Credit Rating causing it to move to a different range on the table shall effect an immediate change in the Applicable Percentage. The Borrower shall notify the Agent in writing promptly after becoming aware of any change in any of its Credit Ratings. In order to qualify for an Applicable Percentage based on its Credit Rating, the Borrower shall maintain an Investment Grade Credit Rating from at least two nationally recognized rating agencies, one of which must be Moody’s or S&P; provided that if the Borrower fails to maintain at least two Investment Grade Credit Ratings, the Applicable Percentage shall be based upon an S&P rating of “< BBB-/Baa3” in the tables above. In the event that the Borrower receives two Credit Ratings that are not equivalent, the Applicable Percentage shall be based upon the higher of the two Credit Ratings if there is a one tier difference between the Credit Ratings, and shall be based upon the tier immediately above the lower Credit Rating if there is a greater than one tier difference between the Credit Ratings.

“Application” shall mean an application, in the form specified by the Issuing Bank from time to time, requesting the Issuing Bank to issue a Letter of Credit.

“Approved Fund” means any person (other than a natural person), including, without limitation, any special purpose entity, that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business; provided, that such Approved Fund must be administered by (a) a Lender, (b) a Lender Affiliate or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” shall mean, with respect to the Borrower or any Subsidiary, any sale, transfer or other disposition of any assets or other properties (including individual business assets, patents, trademarks and other intangibles) of the Borrower or such Subsidiary, including the sale, transfer or disposition of any capital stock of or any merger or consolidation involving any Subsidiary and any issuance or sale by any Subsidiary of shares of its capital stock, other than (i) sales of inventory and used equipment in the ordinary course of business of the person

(whether the Borrower or a Subsidiary) owning and selling such inventory or used equipment; (ii) sales, transfers and other dispositions of any tangible assets by the Borrower or any Subsidiary that have become obsolete or have been determined by the management of the Borrower or such Subsidiary to no longer be necessary for the conduct of its business; (iii) sales, transfers and other dispositions of any assets to the Borrower or any Restricted Subsidiary; (iv) Sale and Lease-Back Transactions; (v) sales by the Borrower or Subsidiaries of assets acquired from persons other than the Borrower or other Subsidiaries, which sales occur not more than 12 months after the respective dates on which such assets were acquired; and (vi) the disposition of Hedging Agreements.

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Agent and each Issuing Bank, in the form of Exhibit C.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Borrower” shall have the meaning assigned to such term in the recitals.

“Business Day” shall mean any day (other than a day which is a Saturday, Sunday or legal holiday) on which banks are open for business in New York, New York and Charlotte, North Carolina; provided, however, that (i) when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market and (ii) when used in connection with a Eurocurrency Loan, “Business Day” shall also mean any TARGET Day, and shall exclude any day on which commercial banks are not open for foreign exchange business in London or, if such reference relates to the date on which any amount is to be paid or made available in an Alternative Currency, in the principal financial center in the country of such Alternative Currency.

“Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP applied on a consistent basis and, for the purposes of this Agreement, the amount of such obligations at any time shall be the liability therefor at such time determined in accordance with GAAP applied on a consistent basis.

A “Change in Control” shall be deemed to have occurred if (a) any person or group (within the meaning of Rule 13d-5 of the Securities and Exchange Commission as in effect on the date hereof) other than Stewart Bainum and his family shall own directly or indirectly, beneficially or of record, shares representing more than 15% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower, except that such a person or group may own directly or indirectly, beneficially or of record, shares representing not more than 20%, of the aggregate voting power represented by the issued and outstanding capital stock of the Borrower if and so long as such person or group reports and continues to report such ownership on Schedule 13G (filed pursuant to Rule 13d-1(b), Rule 13d-1(c), or, in the case of amendments, Rule 13d-2(b), of the Securities and Exchange Commission as in effect on the date hereof); (b) a majority of the seats (other than vacant seats) on the board of directors of the Borrower shall at any time have been occupied by persons who were neither (i) nominated by the management of the Borrower or by the Nominating Committee of the Borrower’s board of directors in connection with an annual meeting of the stockholders of the Borrower, nor (ii) appointed by directors so nominated; or (c) any person or group other than Stewart Bainum and his family shall otherwise directly or indirectly Control the Borrower. Notwithstanding the foregoing, if a trust or foundation or other entity established by Stewart Bainum or his family holds shares representing in excess of 15% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower and Stewart Bainum or his family Controls such trust or foundation or such other entity and the vote of such shares held by such trust or foundation or such other entity and Stewart Bainum and his family remain in Control of the Borrower, there shall be no Change in Control for purposes of this Agreement; provided, however, that any transfer of such shares by Stewart Bainum, such trust or such foundation or such other entity shall stand on its own merits for purposes of this Agreement.

“Closing Date” shall mean the date hereof.

“Code” shall mean the Internal Revenue Code of 1986, and the rules and regulations thereunder, each as may be amended or modified from time to time.

“Competitive Bid” shall mean an offer by a Lender to make a Competitive Bid Loan pursuant to Section 2.04.

“Competitive Bid Accept/Reject Letter” shall mean a notification made by the Borrower pursuant to Section 2.04 (c) in the form of Exhibit A-4

“Competitive Bid Interest Period” shall have the meaning assigned thereto in Section 2.09(b)(ii).

“Competitive Bid Loan” means any Loan bearing interest at the Competitive Bid Rate determined in accordance with Section 2.04.

“Competitive Bid Rate” means, as to any Competitive Bid made by a Lender pursuant to Section 2.04 in the case of (a) a Eurodollar Competitive Bid Loan, the Adjusted LIBO Rate adjusted by the Competitive Margin and (b) a Fixed Rate Loan, the fixed rate of interest offered by the Lender making such Competitive Bid.

“Competitive Bid Request” shall mean a request made pursuant to Section 2.04(a) in the form of Exhibit A-1.

“Competitive Margin” shall mean, as to any Eurodollar Competitive Bid Loan, the margin (expressed as a percentage rate per annum in the form of a decimal to no more than four decimal places) to be added to or subtracted from the Adjusted LIBO Rate in order to determine the interest rate applicable to such Loan, as specified in the Competitive Bid relating to such Loan.

“Consolidated EBITDA” shall mean, for any period, the Consolidated Net Income for such period taken as a single accounting period, plus (a) the sum of the following amounts of the Borrower and its Subsidiaries for such period determined on a consolidated basis in conformity with GAAP to the extent included in the determination of such Consolidated Net Income: (i) depreciation expense, (ii) amortization expense, (iii) interest expense, (iv) income and franchise tax expense, and (v) other non-cash charges (other than any increase in the allowance for doubtful accounts), less (b) the portion of such Consolidated EBITDA attributable to any Subsidiary that is not a Restricted Subsidiary.

“Consolidated Funded Indebtedness” means, as of any date of determination without duplication, all obligations accounted for as Indebtedness on a consolidated balance sheet of the Borrower and its Subsidiaries on such date, in accordance with GAAP consistently applied, whether such obligations are classified as long-term or short-term, and including in any event, without duplication, all Guarantees of Indebtedness of others and all obligations as an account party in respect of letters of credit and bankers’ acceptances; provided that all such obligations of a Subsidiary that is not a Restricted Subsidiary shall be excluded from the determination of Consolidated Funded Indebtedness.

“Consolidated Interest Coverage Ratio” shall mean, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period.

“Consolidated Interest Expense” shall mean, for any period without duplication, gross total expenses of the Borrower and its consolidated Subsidiaries accounted for as interest expense (including capitalized interest determined in accordance with GAAP consistently applied) for such period, including (a) the portion of rental payments under Capital Lease Obligations deemed to represent interest in accordance with GAAP consistently applied, (b) the amortization of debt discounts, (c) the amortization of all fees (including fees with respect to Hedging Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense, all as determined on a consolidated basis in accordance with GAAP consistently applied. For purposes of the foregoing, (i) gross interest expense shall be determined after giving effect to any net payments made or received with respect to Hedging Agreements and (ii) the aggregate amount of such gross interest expenses attributable to any Subsidiary which is not a Restricted Subsidiary shall be excluded from the determination of Consolidated Interest Expense.

“Consolidated Leverage Ratio” shall mean, as of any date of determination, the ratio of Consolidated Funded Indebtedness to Consolidated EBITDA. In the event the Borrower shall complete, directly or through a Restricted Subsidiary, an acquisition or divestiture of any person or business unit during any period, the Consolidated Leverage Ratio as of the end of and for such period shall thereafter be determined on a pro forma basis as if such acquisition or divestiture had been completed on the first day of such period.

“Consolidated Net Income” shall mean, for any period, the net income (or loss) of the Borrower and its Subsidiaries for such period, as determined on a consolidated basis in accordance with GAAP consistently applied; provided, however, that with respect to interest income only cash interest income shall be included in the determination of Consolidated Net Income.

“Consolidated Total Assets” shall mean, as at any date of determination, the total assets of the Borrower and its Subsidiaries at such time, as determined on a consolidated basis in accordance with GAAP consistently applied, and including in any event and without limitation, the value of all investments by the Borrower or any Subsidiary in any joint venture or other person that is not consolidated with the Borrower in accordance with GAAP less the portion of such Consolidated Total Assets attributable to any Subsidiary that is not a Restricted Subsidiary.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have correlative meanings; provided, however, the existence of a management contract by the Borrower or one of its Affiliates to manage another entity shall not be deemed to be Control.

“Credit Event” shall have the meaning assigned to such term in Section 4.01.

“Credit Rating” means the rating assigned by not less than two nationally-recognized rating agencies reasonably satisfactory to the Agent (at least one of which shall be S&P or Moody’s) to the Borrower’s senior long-term unsecured indebtedness.

“Default” shall mean any event or condition which upon notice, lapse of time or both would constitute an Event of Default.

“Designated Bank” shall mean a special purpose entity that (i) shall have become a party to this Agreement pursuant to Section 9.04(i), and (ii) is not otherwise a Lender.

“Designated Bank Notes” shall mean promissory notes of the Borrower, substantially in the form of Exhibit E hereto, evidencing the obligation of the Borrower to repay Competitive Bid Loans made by Designated Banks, as the same may be amended, supplemented, modified or restated from time to time, and “Designated Bank Note” means any one of such promissory notes issued under Section 9.04(i).

“Designating Lender” shall have the meaning set forth in Section 9.04(i).

“Designation Agreement” shall mean a designation agreement in substantially the form of Exhibit F attached hereto, entered into by a Lender and a Designated Bank and accepted by the Agent.

“dollars” or “$” shall mean lawful money of the United States of America.

“Domestic Subsidiary” shall mean any Subsidiary that is organized under the laws of any political subdivision of the United States of America.

“Effective Date” shall mean the date on and as of which each of the conditions set forth in Section 4.02 shall have been satisfied.

“Eligible Assignee” means (a) a Lender, (b) a Lender Affiliate, (c) an Approved Fund, and (d) any other person (other than a natural person) approved by (i) the Agent, (ii) in the case of any assignment of a Revolving Commitment, the Swingline Lender and the Issuing Bank, and (iii) unless a Default or Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrower or any of the Borrower’s Affiliates or Subsidiaries.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“EMU Legislation” means legislative measures of the Council of European Union for the introduction of, change over to or operation of the euro.

“Equivalent Dollar Amount” shall mean, (a) with respect to any Loan denominated in any Alternative Currency, the amount of dollars that would be required to purchase the amount of the Alternate Currency of such Loan on the date two (2) Business Days prior to the date of such Loan (or in the case of any determination made under Section 2.05 or redenomination under Section 2.15, on the date of determination or redenomination therein referred to), based upon the Spot Exchange Rate and (b) with respect to any amount of dollars on any date, such amount of dollars.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, each as amended or modified from time to time.

“ERISA Affiliate” shall mean any person (whether or not incorporated) that is a member of a group of which the Borrower is a member and which is treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA.

“euro” means the single currency to which the Participating Member States of the European Union have converted.

“Eurocurrency” when used in reference to any Loan shall refer to whether such Loan, or Loans, denominated in an Alternative Currency are bearing interest at a rate determined by reference to the LIBO Rate in accordance with the provisions of Article II.

“Eurodollar” when used in reference to any Loan shall refer to whether such Loan, or Loans, denominated in dollars are bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II (provided that in no circumstance shall Eurodollar refer to any Swingline Loan made at LIBOR Reference Rate)

“Event of Default” shall have the meaning assigned to such term in Article VII.

“Existing Credit Agreement” shall mean the Senior Unsecured Revolving Credit Agreement dated as of July 9, 2004, between Choice Hotels International, Inc., Wachovia Bank, National Association, as Agent, and certain other lenders, as amended to date.

“Extensions of Credit” means, as to any Lender at any time, (a) an amount equal to the sum of (i) the aggregate principal amount of all Loans made by such Lender then outstanding, (ii) such Lender’s Pro Rata Percentage of the L/C Obligations then outstanding and (iii) such Lender’s Pro Rata Percentage of the Swingline Loans then outstanding, or (b) the making of any Loan or participation in any Letter of Credit by such Lender, as the context requires.

“Facility Fee” shall have the meaning assigned thereto in Section 2.07(a).

“Federal Funds Effective Rate” shall have the meaning assigned to such term in the definition of “Alternate Base Rate”.

“Fee Letter” shall mean the fee letter by and between the Agent and the Borrower dated as of May 16, 2006.

“Financial Officer” of any corporation shall mean the chief financial officer, principal accounting officer, treasurer or controller of such corporation.

“Fixed Rate Loan” shall mean any Competitive Bid Loan bearing interest at a fixed percentage rate per annum (expressed in the form of a decimal to no more than four decimal places) specified by the Lender making such Fixed Rate Loan in its Competitive Bid.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” shall mean any Subsidiary that is not a Domestic Subsidiary.

“GAAP” shall mean generally accepted accounting principles in effect from time to time in the United States of America as recognized by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board and any other applicable authoritative bodies; provided that in the event of a conflict in the principles recognized by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board and another applicable authoritative body, the principles in effect at such time and recognized by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board shall control.

“Governmental Authority” shall mean any Federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body (including any supra-national bodies such as the European Union or the European Central bank).

“Guarantee” of or by any person shall mean any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

“Guarantee Agreement” shall mean the Guarantee Agreement, substantially in the form of Exhibit D, between the Restricted Subsidiaries and the Agent.

“Guarantor” shall mean each Restricted Subsidiary.

“Hedging Agreement” means any agreement with respect to any Interest Rate Contract, forward rate agreement, commodity swap, forward foreign exchange agreement, currency swap agreement, cross-currency rate swap agreement, currency option agreement or other agreement or arrangement designed to alter the risks of any person arising from fluctuations in interest rates, currency values or commodity prices, all as amended, restated, supplemented or otherwise modified from time to time.

“Hedging Obligations” means all existing or future payment and other obligations owing by the Borrower or any Restricted Subsidiary under any Hedging Agreement (which such Hedging Agreement is permitted hereunder) with any person that is a Lender or a Lender Affiliate at the time such Hedging Agreement is executed.

“Hotel Properties” shall mean the properties set forth on Schedule 1.01(a) and any hotel properties acquired or constructed after the date hereof, including fixtures and personality associated therewith.

“Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed (valued at the lesser of (a) the amount of such Indebtedness or (b) if such Indebtedness is Non-Recourse to such person, the fair market value of such property), (g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, (i) all obligations of such person in respect of Hedging Agreements, (j) all obligations of such person as an account party in respect of letters of credit (other than (x) documentary letters of credit (including commercial and trade letters of credit) issued to secure payment obligations in respect of goods and services in the ordinary course of business and (y) letters of credit and surety bonds with respect to underlying obligations of such person that are already accounted for as liabilities elsewhere in this definition) and bankers’ acceptances, (k) to the extent not otherwise included, all obligations of such person under so-called forward equity purchase contracts where such person is obligated to purchase or redeem any shares of equity securities issued by such person, and (l) all obligations of such person in respect of any so-called “synthetic lease” (i.e., a lease of property which is treated as an operating lease under GAAP and as a loan or financing for U.S. income tax purposes). Notwithstanding the foregoing, the Indebtedness of any person shall not include “deferred revenues”, “current accounts payable” or “accrued and other expenses” (as such items are set forth in the financial statements of the Borrower and its Subsidiaries to be delivered to the Agent and each Lender pursuant to Section 5.04) incurred in the ordinary course of business. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner.

“Interest Payment Date” shall mean, with respect to any Loan, the last day of the Interest Period applicable thereto and, in the case of a Eurocurrency Loan or Eurodollar Loan with an Interest Period of more than three (3) months’ duration or a Fixed Rate Loan with an Interest Period of more than three (3) months’ duration, each day that would have been an Interest Payment Date for such Loan had successive Interest Periods of three months’ duration been applicable to such Loan and, in addition, the date of any refinancing or conversion of such Loan.

“Interest Period” shall mean (a) as to any Eurocurrency Loan or Eurodollar Loan, the period commencing on the date of such borrowing and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter, as the Borrower may elect, (b) as to any ABR Loan, the period commencing on the date of such ABR Loan and ending on the earliest of (i) the last Business Day of the calendar quarter in which such ABR Loan was made, (ii) the Revolving Maturity Date, or (iii) the date of prepayment of such Loan and (c) as to any Fixed Rate Loan, the period commencing on the date of such Fixed Rate Loan and ending on the date specified in the Competitive Bids in which the offer to make the Fixed Rate Loans were extended, which shall not be earlier than seven (7) days after the date of such Fixed Rate Loan or later than ninety (90) days after the date of such Fixed Rate Loan; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next Business Day unless, in the case of Eurocurrency Loans and Eurodollar Loans only, such next Business Day would fall in the next calendar month, in which case such Interest Period shall end on the preceding Business Day. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Interest Rate Contract” means any interest rate swap agreement, interest rate cap agreement, interest rate floor agreement, interest rate collar agreement, interest rate option or any other agreement regarding the hedging of interest rate risk exposure executed in connection with hedging the interest rate exposure of any person and any confirming letter executed pursuant to such agreement, all as amended, restated, supplemented or otherwise modified from time to time.

“Interest Rate Determination Date” shall mean, in relation to any period for which an interest rate is to be determined with respect to a Eurodollar Loan or Eurocurrency Loan:

(a) (if the currency is euro) two TARGET Days before the first day of that period; or

(b) (for any other currency) two Business Days before the first day of that period, unless, in either case, market practice differs in the relevant interbank market for a currency, in which case the Interest Rate Determination Date for that currency will be determined by the Agent in accordance with market practice in the relevant interbank market (and if quotations would normally be given by leading banks in the relevant interbank market on more than one day, the Interest Rate Determination Date will be the last of those days).

“Investment Grade Credit Rating” shall mean a Credit Rating of BBB- or better from S&P, a Credit Rating of Baa3 or better from Moody’s or a rating equivalent to the foregoing from another nationally-recognized rating agency.

“Issuing Bank” shall mean, as the context may require, (a) Wachovia, with respect to Letters of Credit issued on and after the Closing Date or (b) any other Lender that may become an Issuing Bank pursuant to Section 8.09(b), with respect to Letters of Credit issued by such Lender.

“L/C Commitment” shall mean the lesser of (a) Thirty Million Dollars ($30,000,000) and (b) the Revolving Commitment.

“L/C Disbursement” shall mean a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit.

“L/C Obligations” shall mean at any time the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the aggregate principal amount of all L/C Disbursements relating to Letters of Credit that have not yet been reimbursed at such time.

“L/C Participants” shall mean the collective reference to all the Lenders other than the Issuing Bank.

“Lender” shall mean (a) a person listed on Schedule 2.01 and any other person that shall become a party hereto pursuant to an Assignment and Acceptance, other than such person that ceases to be a party hereto pursuant to an Assignment and Acceptance or (b) a Designated Bank; provided, however, that the term “Lender” shall exclude each Designated Bank when used in reference to a Revolving Loan, the Revolving Commitments or terms relating to the Revolving Loans and the Revolving Commitments and shall further exclude each Designated Bank for all other purposes hereunder except that any Designated Bank which funds a Competitive Bid Loan shall, subject to Section 9.04(i), have the rights (including, without limitation, the rights given to a Lender contained in Article IX) and obligations of a Lender associated with holding such Competitive Bid Loan.

“Lender Affiliate” shall mean, (a) with respect to any Lender, (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lending Office” shall mean, with respect to any Lender, the office of such Lender maintaining such Lender’s Pro Rata Percentage of the Extensions of Credit.

“Letter of Credit” shall mean any letter of credit issued pursuant to Section 2.23.

“LIBO Rate” means, with respect to any Eurodollar Loan or Eurocurrency Loan (other than Eurocurrency Loans denominated in Sterling) for any Interest Period, the rate appearing on Page 3740 or Page 3750, as applicable, of the Telerate Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Agent from time to time for purposes of providing quotations of interest rates applicable to deposits in the applicable currency in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for deposits in the applicable currency with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason or in the event of an Eurocurrency Loan denominated in Sterling, then the “LIBO Rate” with respect to such Eurodollar Loan or Eurocurrency Loan for such Interest Period shall be the rate at which deposits in the applicable currency of $5,000,000 (or its Equivalent Dollar Amount) and for a maturity comparable to such Interest Period are offered by the Agent’s Correspondent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, on the Interest Rate Determination Date. Each calculation by the Agent of the LIBO Rate shall be conclusive and binding for all purposes, absent manifest error.

“LIBOR Reference Rate” means a rate of interest for Swingline Loans determined by reference to the Adjusted LIBO Rate for a one (1) month interest period that would be applicable for a Revolving Loan, as that rate may fluctuate in accordance with changes in the Adjusted LIBO Rate as determined on a day-to-day basis.

“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, hypothecation, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party (excluding rights of first refusal) with respect to such securities.

“Loans” shall mean the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Loan Documents” shall mean this Agreement, the Letters of Credit, the Guarantee Agreement, if requested by a Lender pursuant to Section 2.08(a), each promissory note, and if applicable, any Designation Agreements and Designated Bank Notes.

“Loan Parties” shall mean the Borrower and the Restricted Subsidiaries.

“Mandatory Cost” means the percentage rate per annum calculated by the Agent in accordance with Schedule 1.01(b) hereto.

“Margin Stock” shall mean “margin stock” or “margin securities” as such terms are defined in Regulation U and Regulation X.

“Material Adverse Effect” shall mean a materially adverse effect on the business, operations, assets, property or condition, financial or otherwise, of the Borrower and its Restricted Subsidiaries taken as a whole.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate (other than one considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code) is making or accruing an obligation to make contributions, or has within any of the preceding six (6) plan years made or accrued an obligation to make contributions.

“Non-Recourse” shall mean, with reference to any obligation or liability of any person, any obligation or liability for which such person is not liable or obligated other than, if at all, as to its interest in a specifically identified asset only, subject to such limited exceptions to the non-recourse nature of such obligation or liability, such as fraud, misappropriation, misapplication and environmental indemnities, as are usual and customary in like transactions involving institutional lenders at the time of the incurrence of such obligation or liability.

“Notice of Account Designation” shall have the meaning assigned thereto in Section 2.03(b).

“Notice of Borrowing” shall have the meaning assigned thereto in Section 2.03(a).

“Notice of Conversion/Continuation” shall have the meaning assigned thereto in Section 2.10.

“Notice of Prepayment” shall have the meaning assigned thereto in Section 2.05(c).

“Obligations” shall mean (a) the Borrower’s obligations in respect of the due and punctual payment of principal of and interest on the Loans and reimbursement of the L/C Disbursements, in each case when and as due whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (b) all fees, expenses, indemnities, reimbursements and other obligations, monetary or otherwise, of the Borrower under this Agreement or any other Loan Document, (c) all obligations, monetary or otherwise, of each Loan Party under each Loan Document to which it is a party and (d) unless otherwise agreed upon in writing by the applicable Lender party thereto, all Hedging Obligations of the Borrower.

“Participating Member State” means each state so described in any EMU Legislation.

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Permitted Currency” means dollars or, subject to Section 1.05, any Alternative Currency, or each such currency, as the context requires.

“Permitted Liquid Investments” shall mean:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America);

(b) investments in commercial paper having credit ratings of at least A-2 from S&P and P-2 from Moody’s;

(c) investments in certificates of deposit, bankers acceptances and time deposits issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $200,000,000;

(d) investments in the ordinary course of business in customary repurchase agreements with respect to freely marketable, short-term securities of the type customarily subject to repurchase agreements; and

(e) other readily marketable debt and equity securities traded on national securities exchanges or on other nationally recognized markets, including over-the-counter markets.

“person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership or government, or any agency or political subdivision thereof.

“Plan” shall mean any pension plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code which is maintained for employees of the Borrower or any ERISA Affiliate.

“Pro Rata Percentage” of any Lender at any time shall mean the percentage of the total Revolving Commitment represented by such Lender’s Revolving Commitment. In the event the Revolving Commitments shall have expired or been terminated, the Pro Rata Percentages shall be determined on the basis of applicable Revolving Commitments most recently in effect (giving effect to any assignments under Section 9.04).

“Proprietary Information” shall have the meaning given such term in Section 9.15.

“Recourse” shall mean, with reference to any obligation or liability of any person, any liability or obligation that is not Non-Recourse to such person.

“Reference Bank” shall mean the Agent.

“Register” shall have the meaning given such term in Section 9.04(d).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Reimbursement Obligation” means the obligation of the Borrower to reimburse the Issuing Bank pursuant to Section 2.23(d) for amounts drawn under Letters of Credit.

“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than a Plan maintained by an ERISA Affiliate which is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code).

“Required Lenders” shall mean, at any time, Lenders having Revolving Commitments representing at least a majority of the aggregate Revolving Commitments or, if the Revolving Commitments have been terminated, Lenders holding Loans and L/C Obligations representing at least a majority of the sum of the aggregate amount of L/C Obligations and aggregate principal amount of the Loans then outstanding.

“Responsible Officer” of any corporation shall mean any executive officer or Financial Officer of such corporation and any other officer or similar official thereof responsible for the administration of the obligations of such corporation in respect of this Agreement.

“Restricted Subsidiary” shall mean all Subsidiaries of the Borrower that are not Unrestricted Subsidiaries.

“Revolving Commitment” shall mean (a) as to any Lender, the obligation of such Lender to make Revolving Loans to the account of the Borrower hereunder in an aggregate principal amount at any time outstanding not to exceed the amount set forth opposite such Lender’s name in the Register as such amount may be increased or reduced at any time or from time to time pursuant to the terms hereof and (b) as to all Lenders, the aggregate commitment of all Lenders to make Revolving Loans, as such amount may be increased or reduced at any time or from time to time pursuant to the terms hereof. The Revolving Commitment of all Lenders on the Closing Date shall be $350,000,000.

“Revolving Loan” shall mean any revolving loan made to the Borrower pursuant to Section 2.01(a), and all such revolving loans as the context requires.

“Revolving Maturity Date” shall mean the earliest to occur of (a) June 16, 2011, (b) the date of termination by the Borrower pursuant to Section 2.06 or (c) the date of termination by the Agent on behalf of the Lenders pursuant to Article VII.

“Sale and Lease-Back Transaction” shall mean any arrangement, directly or indirectly, with any person whereby such person shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“S&P” shall mean Standard & Poor’s Ratings Group, a division of McGraw-Hill, Inc.

“Sharing Event” shall mean (a) the occurrence of an Event of Default with respect to the Borrower or a Restricted Subsidiary pursuant to clauses (g) or (h) of Article VII, (b) the termination of the Revolving Commitments pursuant to Article VII or (c) the acceleration of the Loans pursuant to Article VII.

“Spot Exchange Rate” shall mean on the day two (2) Business Days prior to any calculation date with respect to any Alternative Currency (a) the rate appearing on Page 3750 or the applicable Reuters Screen Page (or such other relevant display page as determined by the Agent) for the sale or purchase, as applicable, of such Alternative Currency for dollars in the London foreign exchange market at approximately 11:00 a.m. London time for purchase or delivery two (2) days later, or, if not available, (b) the spot selling rate or purchasing rate, as applicable, at which the Agent’s Correspondent offers to sell or purchase such Alternative Currency for dollars in the London foreign exchange market at approximately 11:00 a.m. London time for delivery two (2) Business Days later; provided, however, that if, at the time of any such determination, no such spot rate can reasonably be quoted, the Agent may use any method (including obtaining quotes from two (2) or more market makers for the applicable Alternative Currency) as it deems applicable to determine such rate, and such determination shall be conclusive absent manifest error.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” shall mean, at any date of determination, the lawful currency of the United Kingdom.

“subsidiary” shall mean with respect to any person, any corporation, association, joint venture, partnership or other business entity (whether now existing or hereafter organized) of which at least a majority of the voting stock or other ownership interests having ordinary voting power for the election of directors (or the equivalent) is, at the time as of which any determination is being made, directly or indirectly owned or controlled by such person or one or more subsidiaries of such person or by such person and one or more subsidiaries of such person.

“Subsidiary” shall mean any subsidiary of the Borrower.

“Swingline Commitment” shall mean the lesser of (a) Twenty Million Dollars ($20,000,000) and (b) the Revolving Commitment.

“Swingline Lender” shall mean Wachovia in its capacity as swingline lender hereunder.

“Swingline Loan” shall mean any swingline loan made by the Swingline Lender to the Borrower pursuant to Section 2.02, and all such swingline loans collectively as the context requires.

“Swingline Termination Date” shall mean the first to occur of (a) the resignation of Wachovia as Agent in accordance with Section 8.09 and (b) the Revolving Maturity Date.

“TARGET” shall mean Trans-European Automated Real-time Gross Settlement Express Transfer payment system (or, if such system ceases to be operative, such other payment system (if any) determined by the Agent to be a suitable replacement).

“TARGET Day” shall mean any day on which TARGET is open for the settlement of payments in euro.

“Termination Value” means, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements (which may include a Lender or any Lender Affiliate).

“Transactions” shall have the meaning assigned to such term in Section 3.02.

“Treaty on European Union” shall mean the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986, the Maastricht Treaty of 1992, and the Amsterdam Treaty of 1998, each as amended from time to time.

“Unrestricted Subsidiaries” shall mean all Foreign Subsidiaries of the Borrower and such other Subsidiaries as may be designated as unrestricted by the Borrower in accordance with Section 5.09(b). As of the Closing Date, Schedule 3.08 lists all Subsidiaries and categorizes them as Restricted or Unrestricted.

“Usage Fee” shall have the meaning assigned thereto in Section 2.07(b).

“Utilization” shall mean, for any day, the actual amount of all Revolving Loans, Competitive Bid Loans and L/C Obligations that are outstanding as of the close of business on such day.

“Wachovia” shall mean Wachovia Bank, National Association.

“Wholly Owned Subsidiary” shall mean a Subsidiary all the capital stock or other ownership interest of which is owned by the Borrower or a Wholly Owned Subsidiary of the Borrower (including any Subsidiary that would be wholly owned but for directors’ qualifying shares or similar matters).

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.02 Terms Generally. The definitions herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP consistently applied, as in effect from time to time; provided, however, that, for purposes of determining compliance with any covenant set forth in Article VI, such terms shall be construed in accordance with GAAP as in effect on the date of this Agreement applied on a basis consistent with the application used in preparing the Borrower’s audited financial statements referred to in Section 3.05.

SECTION 1.03 Effectiveness of Euro Provisions. With respect to any state (or the currency of such state) that is not a Participating Member State on the date of this Agreement, the provisions of Sections 2.09(f), 2.15(b), 2.15(c) and 2.22 shall become effective in relation to such state (and the currency of such state) at and from the date on which such state becomes a Participating Member State.

SECTION 1.04 Other Definitions and Provisions.

(a) Use of Capitalized Terms. Unless otherwise defined therein, all capitalized terms defined in this Agreement shall have the defined meanings when used in this Agreement and the other Loan Documents or any certificate, report or other document made or delivered pursuant to this Agreement.

(b) Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

SECTION 1.05 Alternative Currencies. The Borrower may from time to time request that Revolving Loans and Letters of Credit be made in an alternative currency. Any such request shall be made to the Agent (which shall promptly notify each Lender thereof) not later than 12:00 P.M. (noon) thirty (30) days prior to the date of the desired Revolving Loan or Letter of Credit, as applicable. Each Lender shall notify the Agent, not later than 12:00 P.M. (noon) fifteen (15) Business Days after receipt of such request whether it consents, in its sole discretion, to making Revolving Loans and the issuance of Letters of Credit in such requested currency. Any failure by a Lender to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Lender to make Revolving Loans or consent to the issuance of Letters of Credit, in such requested currency. If all of the Lenders consent to making the Revolving Loans and the issuance of Letters of Credit in such requested currency, the Agent shall so notify the Borrower and such currency shall be deemed for all purposes to be an Alternative Currency hereunder. Upon any Lender’s refusal to make Revolving Loans or to consent to the issuance of Letters of Credit in the requested currency, the Borrower may replace such Lender in accordance with Section 2.26.

ARTICLE II. THE CREDITS

SECTION 2.01 Revolving Loans and Competitive Bid Loans.

(a) Revolving Loans. Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, each Lender severally agrees to make Revolving Loans in a Permitted Currency to the Borrower from time to time from the Closing Date through, but not including, the Revolving Maturity Date as requested by the Borrower in accordance with the terms of Section 2.03; provided, that, based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, (a) the aggregate principal amount of all outstanding Revolving Loans (after giving effect to any amount requested and the use of the proceeds thereof) shall not exceed the Revolving Commitment less the sum of all outstanding Competitive Bid Loans, Swingline Loans and L/C Obligations, (b) the aggregate principal amount of all outstanding Revolving Loans made in an Alternative Currency (after giving effect to any amount requested and the use of the proceeds thereof) plus the L/C Obligations with respect to all Alternative Currency Letters of Credit shall not exceed the Alternative Currency Commitment and (c) the aggregate principal amount of all outstanding Revolving Loans (after giving effect to any amount requested and the use of the proceeds thereof) from any Lender to the Borrower shall not at any time exceed such Lender’s Revolving Commitment less such Lender’s Pro Rata Percentage of (i) outstanding Swingline Loans and (ii) outstanding L/C Obligations. Each Revolving Loan by a Lender shall be in a principal amount equal to such Lender’s Pro Rata Percentage of the aggregate principal amount of Revolving Loans requested on such occasion. Subject to the terms and conditions hereof, the Borrower may borrow, repay and reborrow Revolving Loans hereunder until the Revolving Maturity Date.

(b) Competitive Bid Loans. Subject to the terms and conditions of this Agreement, the Borrower may, prior to the Revolving Maturity Date and pursuant to the procedures set forth in Section 2.04, request the Lenders to make offers to make Competitive Bid Loans; provided, that, based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, the aggregate principal amount of all outstanding Competitive Bid Loans (after giving effect to any amount requested and the use of proceeds thereof) shall not exceed the Revolving Commitment less the sum of all outstanding Revolving Loans, Swingline Loans and L/C Obligations. The Lenders may, but shall have no obligation to, make such offers and the Borrower may, but shall have no obligation to, accept any such offers in the manner set forth in Section 2.04.

SECTION 2.02 Swingline Loans.

(a) Availability. Subject to the terms and conditions of this Agreement, the Swingline Lender agrees to make Swingline Loans in dollars to the Borrower from time to time from the Closing Date through, but not including, the Swingline Termination Date; provided, that (i) all Swingline Loans shall be denominated in dollars and (ii) based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, the aggregate principal amount of all outstanding Swingline Loans (after giving effect to any amount requested and the use of proceeds thereof), shall not exceed the lesser of (A) the Revolving Commitment less the sum of all outstanding Revolving Loans, Competitive Bid Loans and the L/C Obligations and (B) the Swingline Commitment.

(b) Refunding.

(i) Swingline Loans shall be refunded by the Lenders on demand by the Swingline Lender. Such refundings shall be made by the Lenders in accordance with their respective Pro Rata Percentages and shall thereafter be reflected as Revolving Loans of the Lenders on the books and records of the Agent. Each Lender shall fund its respective Pro Rata Percentage of Revolving Loans as required to repay Swingline Loans outstanding to the Swingline Lender upon demand by the Swingline Lender but in no event later than 2:00 p.m. on the next Business Day after such demand is made. No Lender’s obligation to fund its respective Pro Rata Percentage of a Swingline Loan shall be affected by any other Lender’s failure to fund its Pro Rata Percentage of a Swingline Loan, nor shall any Lender’s Pro Rata Percentage be increased as a result of any such failure of any other Lender to fund its Pro Rata Percentage of a Swingline Loan.

(ii) The Borrower shall pay to the Swingline Lender upon demand, but in no event later than 1:00 p.m. on the next Business Day after such demand is made, the amount of such Swingline Loans to the extent amounts received from the Lenders are not sufficient to repay in full the outstanding Swingline Loans requested or required to be refunded. In addition, the Borrower hereby authorizes the Agent to charge any account maintained by the Borrower with the Swingline Lender (up to the amount available therein) in order to immediately pay the Swingline Lender the amount of such Swingline Loans to the extent amounts received from the Lenders are not sufficient to repay in full the outstanding Swingline Loans requested or required to be refunded. If any portion of any such amount paid to the Swingline Lender shall be recovered by or on behalf of the Borrower from the Swingline Lender in bankruptcy or otherwise, the loss of the amount so recovered shall be ratably shared among all the Lenders in accordance with their respective Pro Rata Percentages (unless the amounts so recovered by or on behalf of the Borrower pertain to a Swingline Loan extended after the occurrence and during the continuance of an Event of Default of which the Agent has received notice in the manner required pursuant to Section 8.05 and which such Event of Default has not been waived by the Required Lenders or the Lenders, as applicable).

(iii) Each Lender acknowledges and agrees that its obligation to refund Swingline Loans in accordance with the terms of this Section 2.02 is absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation, non-satisfaction of the conditions set forth in Article IV. Further, each Lender agrees and acknowledges that if prior to the refunding of any outstanding Swingline Loans pursuant to this Section 2.02, one of the events described in clauses (g) or (h) of Article VII shall have occurred, each Lender will, on the date the applicable Revolving Loan would have been made, purchase an undivided participating interest in the Swingline Loan to be refunded in an amount equal to its Pro Rata Percentage of the aggregate amount of such Swingline Loan. Each Lender will immediately transfer to the Swingline Lender, in immediately available funds, the amount of its participation and upon receipt thereof the Swingline Lender will deliver to such Lender a certificate evidencing such participation dated the date of receipt of such funds and for such amount. Whenever, at any time after the Swingline Lender has received from any Lender such Lender’s participating interest in a Swingline Loan, the Swingline Lender receives any payment on account thereof, the Swingline Lender will distribute to such Lender its participating interest in such amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded).

SECTION 2.03 Procedure for Advances of Revolving Loans and Swingline Loans.

(a) Requests for Borrowing. The Borrower shall give the Agent irrevocable prior written notice substantially in the form attached hereto as Exhibit A-5 (a “Notice of Borrowing”) not later than 12:00 p.m. (i) on the same Business Day as each ABR Loan and each Swingline Loan, (ii) at least three (3) Business Days before each Eurodollar Loan and (iii), subject to Section 1.05, at least four (4) Business Days before each Eurocurrency Loan, of its intention to borrow, specifying (A) the date of such borrowing, which shall be a Business Day, (B) whether the Loan shall be denominated in dollars or an Alternative Currency, (C) if such Loan is denominated in dollars, whether such Loan shall be a Eurodollar Loan or an ABR Loan, (D) the amount of such borrowing, which shall be in an amount equal to the amount of the Revolving Commitment or the Alternative Currency Commitment, as applicable, then available to the Borrower, or if less, (1) with respect to ABR Loans and Swingline Loans, in an aggregate principal amount of $100,000 or a whole multiple of $100,000 in excess thereof, and (2) with respect to Eurodollar Loans and Eurocurrency Loans, in an aggregate principal amount of $3,000,000 or a whole multiple of $1,000,000 (or the Alternative Currency Amount thereof, as applicable) in excess thereof, (E) whether such Loan is to be a Revolving Loan or a Swingline Loan and (F) in the case of a Eurodollar Loan or a Eurocurrency Loan, the duration of the Interest Period applicable thereto. A Notice of Borrowing received after 12:00 p.m. shall be deemed received on the next Business Day. The Agent shall promptly notify the Lenders of each Notice of Borrowing.

(b) Disbursement of Revolving Loans Denominated in Dollars and Swingline Loans. Not later than 2:00 p.m. on the proposed borrowing date for any Revolving Loan denominated in dollars and any Swingline Loan, (i) each Lender will make available to the Agent, for the account of the Borrower, at the office of the Agent in dollars in funds immediately available to the Agent, such Lender’s Pro Rata Percentage of the Revolving Loan to be made on such borrowing date and (ii) the Swingline Lender will make available to the Agent, for the account of the Borrower, at the office of the Agent in dollars in funds immediately available to the Agent, the Swingline Loan to be made on such borrowing date. The Borrower hereby irrevocably authorizes the Agent to disburse the proceeds of each borrowing requested pursuant to this Section 2.03 in immediately available funds by crediting or wiring such proceeds to the deposit account of the Borrower identified in the most recent notice substantially in the form of Exhibit A-6 hereto (a “Notice of Account Designation”) delivered by the Borrower to the Agent or as may be otherwise agreed upon by the Borrower and the Agent from time to time. Subject to Section 2.14 hereof, the Agent shall not be obligated to disburse the portion of the proceeds of any Revolving Loan requested pursuant to this Section 2.03 to the extent that any Lender has not made available to the Agent its Pro Rata Percentage of such Loan. Revolving Loans to be made for the purpose of refunding Swingline Loans shall be made by the Lenders as provided in Section 2.02(b).

(c) Disbursement of Revolving Loans denominated in an Alternative Currency. Not later than 11:00 a.m. (the time of the Agent’s Correspondent) on or before the proposed borrowing date for any Revolving Loan denominated in an Alternative Currency, each Lender will make available to the Agent, for the account of the Borrower, at the office of the Agent’s Correspondent in the requested Alternative Currency in funds immediately available to the Agent, such Lender’s Pro Rata Percentage of the Revolving Loan to be made on such borrowing date. The Borrower hereby irrevocably authorizes the Agent to disburse the proceeds of each borrowing requested pursuant to this Section 2.03 in immediately available funds by crediting or wiring such proceeds to the deposit account of the Borrower identified in the most recent Notice of Account Designation delivered by the Borrower to the Agent or as may be otherwise agreed upon by the Borrower and the Agent from time to time. Subject to Section 2.14, the Agent shall not be obligated to disburse the portion of the proceeds of any Loan requested pursuant to this Section 2.03 to the extent that any Lender has not made available to the Agent its Pro Rata Percentage of such Loan.

SECTION 2.04 Procedure for Advance of Competitive Bid Loans.

(a) Competitive Bid Request. In order to request Competitive Bids, the Borrower shall deliver to the Agent a duly completed Competitive Bid Request in the form of Exhibit A-1 hereto (a “Competitive Bid Request”) to be received by the Agent not later than 12:00 p.m. (i) five (5) Business Days before each proposed Eurodollar Competitive Bid Loan and (ii) two (2) Business Days before each proposed Fixed Rate Loan; provided that, the Borrower may not submit more than two (2) Competitive Bid Requests during any period of five (5) consecutive Business Days. Notwithstanding the foregoing, the Borrower may not submit more than six (6) Competitive Bid Requests during any calendar month. No Eurocurrency Loan or ABR Loan shall be requested in, or made pursuant to, a Competitive Bid Request. A Competitive Bid Request that does not conform substantially to the form of Exhibit A-1 may be rejected in the Agent’s sole discretion, and the Agent shall promptly notify the Borrower of such rejection by telephone promptly confirmed by telecopy. Such request shall in each case refer to this Agreement and specify (i) whether the borrowing then being requested is to be a Eurodollar Competitive Bid Loan or a Fixed Rate Loan, (ii) the date of such borrowing (which shall be a Business Day), (iii) the aggregate principal amount of such borrowing which shall be in a minimum principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof, and (iv) the Competitive Bid Interest Periods with respect to each Eurodollar Competitive Bid Loan and each Fixed Rate Loan which Competitive Bid Interest Periods may not expire on a date later than the first Business Day prior to the Revolving Maturity Date; provided, that the Borrower may not request bids for more than three (3) different durations of Competitive Bid Interest Periods in the same Competitive Bid Request. Promptly after its receipt of a Competitive Bid Request that is not rejected as aforesaid, the Agent shall invite by facsimile (in the form set forth in Exhibit A-2 hereto) the Lenders to bid, on the terms and conditions of this Agreement, to make Competitive Bid Loans pursuant to the Competitive Bid Request.

(b) Competitive Bids.

(i) Each Lender may, in its sole discretion, make up to three (3) Competitive Bids to the Borrower in response to a Competitive Bid Request. Each Competitive Bid by a Lender must be received by the Agent via facsimile, in the form of Exhibit A-3 hereto, (A) not later than 10:30 a.m. three (3) Business Days before any proposed Eurodollar Competitive Bid Loan and (B) not later than 10:30 a.m. on the same Business Day as a proposed Fixed Rate Loan, and any Competitive Bid received by the Agent after such time can be rejected by the Agent. Competitive Bids that do not conform substantially to the form of Exhibit A-3 or otherwise include additional conditions to funding shall be rejected by the Agent and the Agent shall notify the Lender making such nonconforming bid of such rejection as soon as practicable. Each Competitive Bid shall refer to this Agreement and specify (A) the principal amount of the Competitive Bid Loan or Loans that the Lender is willing to make to the Borrower which shall be in a minimum principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof and may equal the entire principal amount of the Competitive Bid Loan requested by the Borrower, (B) the Competitive Bid Rate or Rates at which the Lender is prepared to make the Competitive Bid Loan or Loans and (C) the Competitive Bid Interest Period with respect thereto. A Competitive Bid submitted by a Lender pursuant to this paragraph (b) shall be irrevocable.

(ii) If the Agent shall elect to submit a Competitive Bid in its capacity as a Lender, it shall submit such bid directly to the Borrower at least one quarter (1/4) of an hour earlier than the latest time at which the other Lenders are required to submit their bids to the Agent pursuant to clause (i) above.

(iii) The Agent shall notify the Borrower by facsimile, (A) not later than 11:00 a.m. three (3) Business Days before a proposed Eurodollar Competitive Bid Loan and (B) not later than 11:00 a.m. on the same Business Day of each proposed Fixed Rate Loan, of all the Competitive Bids made, the Competitive Bid Rate or Rates, the principal amount of each Competitive Bid Loan in respect of which a Competitive Bid was made, the Competitive Bid Interest Period applicable to each such Eurodollar Competitive Bid Loan and the identity of the Lender that made each bid. The Agent shall send a copy of all Competitive Bids to the Borrower for its records as soon as practicable after completion of the bidding process set forth in this Section 2.04.

(iv) All notices required by this Section 2.04 shall be given in accordance with Section 9.01.

(c) Acceptance/Rejection.

(i) The Borrower may, in its sole and absolute discretion, subject only to the provisions of this paragraph (c), accept or reject any Competitive Bid referred to in paragraph (b) above. The Borrower shall notify the Agent by telephone, confirmed by facsimile in the form of Exhibit A-4 hereto (a “Competitive Bid Accept/Reject Letter”), whether and to what extent it has decided to accept or reject any or all of the bids referred to in paragraph (b) above, (A) not later than 12:00 p.m. three (3) Business Days before a proposed Eurodollar Competitive Bid Loan and (B) not later than 12:00 p.m. on the day of each proposed Fixed Rate Loan; provided, that (A) the failure by the Borrower to give such notice shall be deemed to be a rejection of all the bids referred to in paragraph (b) above, (B) the acceptance of bids by the Borrower shall be made on the basis of ascending order (from lowest to highest) of bids for Eurodollar Competitive Bid Loans or Fixed Rate Loans within each Competitive Bid Interest Period and the Borrower shall not accept a bid made at a particular Competitive Bid Rate for a particular Competitive Bid Interest Period if the Borrower has rejected a bid made at a lower Competitive Bid Rate for the same Competitive Bid Interest Period, (C) if Competitive Bids are made by two (2) or more Lenders for the same Competitive Bid Rate and the same Competitive Bid Interest Period, the principal amount accepted shall be allocated among such Lenders by the Borrower (after consultation with the Agent) on a pro-rata basis rounded to the nearest $1,000,000, (D) the aggregate amount of the Competitive Bids accepted by the Borrower shall not exceed the principal amount specified in the Competitive Bid Request, and (E) no bid shall be accepted for a Competitive Bid Loan unless such Competitive Bid Loan is in a minimum principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof. A notice given by the Borrower pursuant to this paragraph (c) shall be irrevocable.

(ii) The Agent shall promptly notify each bidding Lender whether or not its Competitive Bid has been accepted (and if so, in what amount and at what Competitive Bid Rate) by facsimile, and each successful bidder will thereupon become bound, subject to the other applicable conditions hereof, to make the Competitive Bid Loan in respect of which its bid has been accepted.

(d) Disbursement of Competitive Bid Loans. Not later than 2:00 p.m. on the proposed borrowing date, each Lender whose Competitive Bid was accepted will make available to the Agent, for the account of the Borrower, at the Agent’s Office in funds immediately available to the Agent, such Lender’s Competitive Bid Loan to be made on such borrowing date. After receipt thereof from the applicable Lenders, the Agent shall disburse not later than 3:30 p.m. the proceeds of each borrowing accepted pursuant to Section 2.04(c) in immediately available funds by crediting such proceeds to the deposit account or accounts specified in the most recent Notice of Account Designation delivered by the Borrower or as may be agreed upon by the Borrower and the Agent from time to time. The Agent shall not be obligated to disburse the proceeds of any Competitive Bid Loan accepted pursuant to Section 2.04(c) until the applicable Lender shall have made available to the Agent its Competitive Bid Loan.

SECTION 2.05 Repayment of Loans.

(a) Repayment on the Maturity Date. The Borrower hereby agrees to repay the outstanding principal amount of (i) all Revolving Loans in full in the applicable Permitted Currency in which each Revolving Loan was initially funded on the Revolving Maturity Date, (ii) each Competitive Bid Loan on the expiration date of the applicable Competitive Bid Interest Period and (iii) all Swingline Loans in accordance with Section 2.02(b), together, in each case, with all accrued but unpaid interest thereon.

(b) Mandatory Repayment of Revolving Loans.

(i) Revolving Commitment. If at any time (as determined by the Agent under Section 2.05(b)(v)), based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, (A) solely because of currency fluctuation, the outstanding principal amount of all Revolving Loans exceeds one hundred and five percent (105%) of the Revolving Commitment less the sum of all outstanding Competitive Bid Loans, Swingline Loans and L/C Obligations or (B) for any other reason, the outstanding principal amount of all Revolving Loans exceeds the Revolving Commitment less the sum of all outstanding Competitive Bid Loans, Swingline Loans and L/C Obligations, then, in each such case, the Borrower shall (I) first, if (and to the extent) necessary to eliminate such excess, immediately repay outstanding Swingline Loans (and/or reduce any pending request for a borrowing of such Loans on such day by the Equivalent Dollar Amount of such excess), (II) second, if (and to the extent) necessary to eliminate such excess, immediately repay outstanding Revolving Loans which are ABR Loans by the Equivalent Dollar Amount of such excess (and/or reduce any pending request for a borrowing of such Loans on such day by the Equivalent Dollar Amount of such excess), (III) third, if (and to the extent) necessary to eliminate such excess, immediately repay Revolving Loans which are Eurodollar Loans and Eurocurrency Loans (and/or reduce any pending requests for a borrowing or continuation or conversion of such Loans submitted in respect of such Loans on such day by the Equivalent Dollar Amount of such excess), (IV) fourth, if (and to the extent) necessary to eliminate such excess, with respect to any Letters of Credit then outstanding, make a payment of cash collateral into a cash collateral account opened by the Agent for the benefit of the Lenders in an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit (such cash collateral to be applied in accordance with Section 2.23(g)), and (V) fifth, if (and to the extent) necessary to eliminate such excess, to immediately repay Competitive Bid Loans, in the inverse order of maturity of any such Competitive Bid Loans.

(ii) Alternative Currency Commitment. If at any time (as determined by the Agent under Section 2.05(b)(v)), based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, (A) solely because of currency fluctuation, the outstanding principal amount of all Revolving Loans denominated in an Alternative Currency plus the L/C Obligations with respect to all Alternative Currency Letters of Credit exceeds the lesser of (1) one hundred and five percent (105%) of the Revolving Commitment less the sum of all outstanding Revolving Loans denominated in dollars, Competitive Bid Loans, Swingline Loans and L/C Obligations with respect to Letters of Credit denominated in dollars and (2) one hundred and five percent (105%) of the Alternative Currency Commitment or (B) for any other reason, the outstanding principal amount of all Alternative Currency Loans exceeds the lesser of (1) the Revolving Commitment less the sum of all outstanding Revolving Loans denominated in dollars, Competitive Bid Loans, Swingline Loans and L/C Obligations and (2) the Alternative Currency Commitment, then, in each such case, such excess shall (x) with respect to Eurocurrency Loans, be immediately repaid in the currency in which such

Revolving Loan or Revolving Loans were initially funded by the Borrower to the Agent for the account of the Lenders and (y) with respect to any Alternative Currency Letters of Credit then outstanding, deposited in cash as collateral into a cash collateral account opened by the Agent for the benefit of the Lenders.

(iii) Swingline Commitment. If at any time (as determined by the Agent under Section 2.05(b)(v)), based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, and for any reason the outstanding principal amount of all Swingline Loans exceeds the lesser of (A) the Revolving Commitment less the sum of all outstanding Revolving Loans, Competitive Bid Loans and L/C Obligations and (B) the Swingline Commitment, then, in each such case, such excess shall be immediately repaid by the Borrower to the Agent for the account of the Lenders.

(iv) Excess L/C Obligations. If at any time (as determined by the Agent under Section 2.05(b)(v)) and for any reason, based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, the outstanding amount of all L/C Obligations exceeds the lesser of (A) the Revolving Commitment less the sum of the amount of all outstanding Revolving Loans, Competitive Bid Loans and Swingline Loans and (B) the L/C Commitment, then, in each such case, the Borrower shall make a payment of cash collateral into a cash collateral account opened by the Agent for the benefit of the Lenders in an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit (such cash collateral to be applied in accordance with Section 2.23(g).

(v) Compliance and Payments. The Borrower’s compliance with this Section 2.05(b) shall be tested from time to time by the Agent at its sole discretion, but in any event shall be tested on the date on which the Borrower requests the Lenders to make a Loan or the Issuing Bank to issue a Letter of Credit under Section 4.01. All determinations of the outstanding principal amount of Loans and L/C Obligations shall be based on their Equivalent Dollar Amounts. To determine this, on such testing dates, the Agent shall determine the Spot Exchange Rate with respect to each Eurocurrency Loan and each undrawn Alternative Currency Letter of Credit. Each such repayment pursuant to this Section 2.05(b) shall be accompanied by any amount required to be paid pursuant to Section 2.18 hereof.

(c) Optional Repayments. The Borrower may at any time and from time to time repay the Loans, in whole or in part, upon at least four (4) Business Days’ irrevocable notice to the Agent with respect to Eurocurrency Loans, upon at least three (3) Business Days’ irrevocable notice to the Agent with respect to Eurodollar and Competitive Bid Loans and upon notice received no later than 2:00 p.m. (Eastern time) on the proposed date of repayment with respect to ABR Loans and Swingline Loans, substantially in the form attached hereto as Exhibit A-7 (a “Notice of Prepayment”), specifying (i) the date of repayment, (ii) the amount of repayment, (iii) whether the repayment is of Revolving Loans, Competitive Bid Loans, Swingline Loans, or a combination thereof, and, if of a combination thereof, the amount allocable to each and (iv) whether the repayment is of Eurocurrency Loans, Eurodollar Loans,

ABR Loans, or a combination thereof, and, if of a combination thereof, the amount allocable to each. Upon receipt of such notice, the Agent shall promptly notify each Lender. If any such notice is given, the amount specified in such notice shall be due and payable on the date set forth in such notice. Partial repayments shall be in an aggregate amount of (i) $100,000 or a whole multiple of $100,000 in excess thereof with respect to ABR Loans and Swingline Loans, (ii) $3,000,000 or a whole multiple of $1,000,000 in excess thereof with respect to Eurodollar Loans and Eurocurrency Loans (based upon the Alternative Currency Amount thereof) and (iii) $1,000,000 or a whole multiple of $1,000,000 in excess thereof with respect to Competitive Bid Loans. Each such repayment shall be accompanied by any amount required to be paid pursuant to Section 2.05(d) below.

(d) Limitation on Repayment of Certain Loans. The Borrower may not repay any Eurodollar Loan, Eurocurrency Loan or any Competitive Bid Loan on any day other than on the last day of the Interest Period or Competitive Bid Interest Period applicable thereto unless such repayment is accompanied by any amount required to be paid pursuant to Section 2.18 hereof.

(e) Hedging Agreements and other Borrowings. No repayment or prepayment pursuant to this Section 2.05 shall affect any of the Borrower’s obligations under any Hedging Agreement or any of the Borrower’s right to obtain other Loans or Letters of Credit.

(f) Payment of Interest and Other Expenses. Each repayment or prepayment pursuant to this Section 2.05 shall be accompanied by accrued interest on the amount repaid.

SECTION 2.06 Permanent Reduction of the Revolving Commitment and the Alternative Currency Commitment.

(a) Voluntary Reduction. The Borrower shall have the right at any time and from time to time, upon at least five (5) Business Days prior written notice to the Agent, to permanently reduce, without premium or penalty, (i) the entire Revolving Commitment at any time or (ii) portions of the Revolving Commitment, from time to time, in an aggregate principal amount not less than $5,000,000 or any whole multiple of $1,000,000 in excess thereof. Any such reduction shall (A) permanently reduce the Lenders’ Revolving Commitments pro rata in accordance with their respective Pro Rata Percentages and (B) permanently reduce the Alternative Currency Commitment pro rata in accordance with the relative amount of the Alternative Currency Commitment and the Revolving Commitment.

(b) Corresponding Payments. Each permanent reduction permitted pursuant to this Section 2.06 shall be accompanied by a payment of principal sufficient to reduce (i) the aggregate Equivalent Dollar Amount of all outstanding Revolving Loans, Competitive Bid Loans, Swingline Loans and L/C Obligations, as applicable, after such reduction to the Revolving Commitment as so reduced and (ii) to the extent that the Alternative Currency Commitment is reduced, the aggregate Equivalent Dollar Amount of all outstanding Eurocurrency Loans and Alternative Currency Letters of Credit to the Alternate Currency Commitment as so reduced. If the Revolving Commitment as so reduced is less than the aggregate amount of all outstanding Letters of Credit, the Borrower shall be required to deposit cash collateral in a cash collateral account opened by the Agent in an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Such cash collateral shall be applied in accordance with Section 2.23(g). Any reduction of the Revolving Commitment to zero shall be accompanied by payment of all outstanding Revolving Loans, Competitive Bid Loans and Swingline Loans (and furnishing of cash collateral satisfactory to the Agent for all L/C Obligations) and shall result in the termination of the Revolving Commitment. If the reduction of the Revolving Commitment or the Alternative Currency Commitment, as applicable, requires the repayment of any Eurodollar Loan, Eurocurrency Loan or any Competitive Bid Loans bearing interest at the Adjusted LIBO Rate, such repayment shall be accompanied by any amount required to be paid pursuant to Section 2.18 hereof.

SECTION 2.07 Fees.

(a) Facility Fee. Commencing on the Closing Date, the Borrower shall pay to the Agent, for the account of the Lenders, a non-refundable facility fee at a rate per annum based upon the Borrower’s Credit Rating in accordance with the table set forth in the definition of “Applicable Percentage” on the full amount of the Revolving Commitment, regardless of usage (the “Facility Fee”). The Facility Fee shall be payable in dollars in arrears on the last Business Day of each calendar quarter during the term of this Agreement commencing with the end of the first full fiscal quarter following the Closing Date, and on the Revolving Maturity Date. Such facility fee shall be distributed by the Agent to the Lenders pro rata in accordance with the Lenders’ respective Pro Rata Percentages.

(b) Usage Fee. Commencing on the Closing Date, the Borrower shall pay to the Agent, for the account of the Lenders, a non-refundable usage fee on the total outstanding amount of all Revolving Credit Loans, Competitive Bid Loans and L/C Obligations at a rate per annum based upon the Borrower’s Credit Rating in accordance with the table set forth in the definition of “Applicable Percentage” which shall accrue at all times when Utilization exceeds fifty percent (50%) of the Revolving Commitment. The Usage Fee shall be payable in dollars in arrears on the last Business Day of each calendar quarter during the term of this Agreement commencing with the end of the first full fiscal quarter following the Closing Date, and on the Revolving Maturity Date. Such usage fee shall be distributed by the Agent to the Lenders pro rata in accordance with the Lenders’ respective Pro Rata Percentages.

(c) Agent’s and Other Fees. In order to compensate the Agent for structuring and syndicating the Loans and for its obligations hereunder, the Borrower agrees to pay to the Agent and its affiliates, for their own account, the fees set forth in the Fee Letter.

(d) Letter of Credit Commissions and Charges.

(i) Letter of Credit Commissions. The Borrower shall pay to the Agent, for the account of the Issuing Bank and the L/C Participants, a letter of credit commission with respect to each Letter of Credit in an amount equal to the face amount (or Equivalent Dollar Amount thereof, if applicable) of such Letter of Credit multiplied by the Applicable Percentage with respect to Revolving Loans that are Eurodollar Loans (determined on a per annum basis). Such commission shall be payable quarterly in arrears on the last Business Day of each calendar quarter, on the Revolving Maturity Date and thereafter on demand of the Agent. The Agent shall, promptly following its receipt thereof, distribute to the Issuing Bank and the L/C Participants all commissions received pursuant to this Section in accordance with their respective Pro Rata Percentages.

(ii) Issuance Fee. In addition to the foregoing commission, the Borrower shall pay to the Agent, for the account of the Issuing Bank, an issuance fee with respect to each Letter of Credit in an amount equal to the face amount of such Letter of Credit multiplied by 0.125% per annum. Such issuance fee shall be payable quarterly in arrears on the last Business Day of each calendar quarter, on the Revolving Maturity Date and thereafter on demand of the Agent.

(iii) Other Costs. In addition to the foregoing fees and commissions, the Borrower shall pay or reimburse the Issuing Bank for such normal and customary costs and expenses as are incurred or charged by the Issuing Bank in issuing, effecting payment under, amending or otherwise administering any Letter of Credit.

(e) Competitive Bid Processing Fee. For each Competitive Bid Request received by the Agent hereunder, the Borrower shall pay to the Agent a competitive bid processing fee of $1,500.00.

SECTION 2.08 Evidence of Indebtedness.

(a) Extensions of Credit. The Loans and Letters of Credit made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Agent in the ordinary course of business. The accounts or records maintained by the Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans and Letters of Credit made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error. Any Lender, through the Agent, may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Agent.

(b) Participations. In addition to the accounts and records referred to in subsection (a), each Lender and the Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swingline Loans. In the event of any conflict between the accounts and records maintained by the Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error.

SECTION 2.09 Interest on Loans.

(a) Interest Rate Options. Subject to the provisions of this Section 2.09, at the election of the Borrower, (i) Revolving Loans denominated in dollars shall bear interest at (A) the Alternate Base Rate plus the Applicable Percentage or (B) the Adjusted LIBO Rate plus the Applicable Percentage, (ii) Revolving Loans denominated in an Alternative Currency shall bear interest at the LIBO Rate plus the Applicable Percentage (plus any applicable Mandatory Cost) and (iii) Swingline Loans shall bear interest at the greater of (A) the Alternate Base Rate minus 1.75% and (B) the LIBOR Reference Rate plus the Applicable Percentage; provided that neither the Adjusted LIBO Rate nor the LIBO Rate shall be available until three (3) Business Days after the Closing Date (unless otherwise agreed by the Agent). The Borrower shall select the rate of interest and Interest Period, if any, applicable to any Loan at the time a Notice of Borrowing is given pursuant to Section 2.03 or 2.23 or at the time a Notice of Conversion/Continuation is given pursuant to Section 2.10. Any Loan or any portion thereof as to which the Borrower has not duly specified an interest rate (excluding Alternative Currency Loans) as provided herein shall be deemed an ABR Loan denominated in dollars. Requests for Alternative Currency Loans as to which the Borrower has not duly specified an interest rate and interest period shall be deemed a LIBO Rate Loan for a one (1) month interest period.

(b) Interest Periods.

(i) In connection with each Eurodollar Loan or Eurocurrency Loan, the Borrower, by giving notice at the times described in Section 2.09(a), shall elect an Interest Period to be applicable to such Loan, which Interest Period shall be a period of one (1), two (2), three (3), or six (6) months with respect to each such Loan; provided that:

(A) the Interest Period shall commence on the date of advance of or conversion to any Eurodollar or Eurocurrency Loan and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the immediately preceding Interest Period expires;

(B) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next Business Day; provided, that if any Interest Period with respect to a Eurodollar or Eurocurrency Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

(C) any Interest Period with respect to a Eurodollar or Eurocurrency Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such Interest Period; and

(D) no Interest Period shall extend beyond the Revolving Maturity Date.

(ii) In connection with each Competitive Bid Loan, the Borrower, by giving notice at the times described in Section 2.04, shall elect an interest period (each, a “Competitive Bid Interest Period”) applicable to such Loan, which Competitive Bid Interest Period shall be a period of such duration as accepted by the Borrower pursuant to Section 2.04(c); provided that:

(A) the Competitive Bid Interest Period for a Fixed Rate Loan shall not be less than seven (7) days nor more than ninety (90) days;

(B) the Competitive Bid Interest Period for any Eurodollar Competitive Bid Loan shall be a period of one (1), two (2), or three (3) months;

(C) the Competitive Bid Interest Period shall commence on the date of advance of any Competitive Bid Loan;

(D) if any Competitive Bid Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next Business Day; and

(E) no Competitive Bid Interest Period shall expire on a date later than the first Business Day prior to the Revolving Maturity Date.

(iii) There shall be no more than eight (8) Interest Periods and Competitive Bid Interest Periods (collectively) in effect at any time.

(c) Default Rate. Subject to Section 9.17, upon the occurrence and during the continuance of any payment Event of Default, and at the option of the Required Lenders upon the occurrence and during the continuance of any other Event of Default, (i) the Borrower shall no longer have the option to request Eurocurrency Loans and Eurodollar Loans, Competitive Bid Loans or Swingline Loans, (ii) all outstanding Eurocurrency Loans and Eurodollar Loans shall bear interest at a rate per annum of two percent (2%) in excess of the rate then applicable to such Loans until the end of the applicable Interest Period and thereafter at a rate equal to two percent (2%) in excess of the rate then applicable to ABR Loans, (iii) all outstanding Competitive Bid Loans shall bear interest at a rate per annum equal to two percent (2%) in excess of the rate then applicable to such Competitive Bid Loan until the end of the applicable Competitive Bid Interest Period and thereafter of a rate equal to two percent (2%) in excess of the rate then applicable to ABR Loans and (iv) all outstanding ABR Loans and other Obligations arising hereunder or under any other Loan Document shall bear interest at a rate per annum equal to two percent (2%) in excess of the rate then applicable to ABR Loans or such other Obligations arising hereunder or under any other Loan Document. Interest shall continue to accrue on the Loans after the filing by or against the Borrower of any petition seeking any relief in bankruptcy or under any act or law pertaining to insolvency or debtor relief, whether state, federal or foreign.

(d) Interest Payment and Computation. Interest on each ABR Loan shall be payable in arrears on the last Business Day of each calendar quarter commencing June 30, 2006; and interest on each Eurodollar Loan, Eurocurrency Loan and each Competitive Bid Loan shall be payable on the last day of each Interest Period or Competitive Bid Interest Period, respectively, applicable thereto, and if such Interest Period extends over three (3) months, at the end of each three (3) month interval during such Interest Period. Interest on Eurodollar Loans and Eurocurrency Loans (except for Eurocurrency Loans denominated in Sterling which shall be computed on the basis of a 365-day year) and Competitive Bid Loans and all fees payable hereunder shall be computed on the basis of a 360-day year and assessed for the actual number of days elapsed, and interest on ABR Loans shall be computed on the basis of a 365-day year and assessed for the actual number of days elapsed.

(e) Maximum Rate. In no contingency or event whatsoever shall the aggregate of all amounts deemed interest under this Agreement charged or collected pursuant to the terms of this Agreement exceed the highest rate permissible under any Applicable Law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such a court determines that the Lenders have charged or received interest hereunder in excess of the highest applicable rate, the rate in effect hereunder shall automatically be reduced to the maximum rate permitted by Applicable Law and the Lenders shall at the Agent’s option (i) promptly refund to the Borrower any interest received by the Lenders in excess of the maximum lawful rate or (ii) apply such excess to the principal balance of the Obligations on a pro rata basis. It is the intent hereof that the Borrower not pay or contract to pay, and that neither the Agent nor any Lender receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by the Borrower under Applicable Law.

(f) Basis of Accrual. Subject to Section 1.03, with respect to the currency of any state that becomes a Participating Member State, the accrual of interest or fees expressed in this Agreement with respect to such currency shall be based upon the applicable convention or practice in the London Interbank Market for the basis of accrual of interest or fees in respect of the euro, which such convention or practice shall replace such expressed basis effective as of and from the date on which such state becomes a Participating Member State; provided that if any Loan in the currency of such state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Loan, at the end of the then current Interest Period.

SECTION 2.10 Notice and Manner of Conversion or Continuation of Loans. Provided that no Default or Event of Default has occurred and is then continuing, the Borrower shall have the option to (a) convert at any time following the third Business Day after the Closing Date all or any portion of any outstanding ABR Loans (other than Swingline Loans) in a principal amount equal to $3,000,000 or any whole multiple of $1,000,000 in excess thereof into one or more Eurodollar Loans, (b) upon the expiration of any Interest Period, convert all or any part of its outstanding Eurodollar Loans in a principal amount equal to $3,000,000 or a whole multiple of $1,000,000 in excess thereof into ABR Loans (other than Swingline Loans) or (c) upon the expiration of any Interest Period, continue any Eurodollar Loan or Eurocurrency

Loan denominated in any Permitted Currency in a principal amount of $3,000,000 or any whole multiple of $1,000,000 in excess thereof (or with respect to Eurocurrency Loans, the Alternative Currency Amount in each case thereof) as a Eurodollar or Eurocurrency (as applicable) Loan in the same Permitted Currency. Whenever the Borrower desires to convert or continue Loans as provided above, the Borrower shall give the Agent irrevocable prior written notice in the form attached as Exhibit A-8 (a “Notice of Conversion/Continuation”) not later than 11:00 a.m. four (4) Business Days (with respect to any Eurocurrency Loan) and three (3) Business Days (with respect to any Loan denominated in dollars) before the day on which a proposed conversion or continuation of such Loan is to be effective specifying (A) the Loans to be converted or continued, and, in the case of any Eurodollar Loan or Eurocurrency Loan to be converted or continued, the last day of the Interest Period therefor, (B) the Permitted Currency in which such Loan is denominated, (C) the effective date of such conversion or continuation (which shall be a Business Day), (D) the principal amount of such Loans to be converted or continued, and (E) the Interest Period to be applicable to such converted or continued Eurodollar Loan or Eurocurrency Loan. The Agent shall promptly notify the Lenders of such Notice of Conversion/Continuation.

SECTION 2.11 Manner of Payment.

(a) Loans and Letters of Credit Denominated in Dollars. Each payment by the Borrower on account of the principal of or interest on any Loan or Letter of Credit denominated in dollars or of any fee, commission or other amounts (including the Reimbursement Obligation with respect to any Letter of Credit denominated in dollars) payable to the Lenders under this Agreement or any Loan (except as set forth in Section 2.11(b)) shall be made in dollars not later than 1:00 p.m. on the date specified for payment under this Agreement to the Agent for the account of the Lenders (except as set forth below) pro rata in accordance with their respective Pro Rata Percentages (except as specified below) in immediately available funds and shall be made without any set-off, counterclaim or deduction whatsoever. Any payment received after such time but before 2:00 p.m. on such day shall be deemed a payment on such date for the purposes of Article VII, but for all other purposes shall be deemed to have been made on the next succeeding Business Day. Any payment received after 2:00 p.m. shall be deemed to have been made on the next succeeding Business Day for all purposes. With respect to each Letter of Credit denominated in dollars, each payment to the Agent of the Issuing Bank’s fees or L/C Participants’ commissions shall be made in like manner, but for the account of the Issuing Bank or the L/C Participants, as the case may be.

(b) Loans and Letters of Credit Denominated in Alternative Currencies. Each payment by the Borrower on account of the principal of or interest on the Revolving Loans denominated in any Alternative Currency or any Alternative Currency Letter of Credit (including the Reimbursement Obligation with respect to any Alternative Currency Letter of Credit) shall be made in such Alternative Currency not later than 11:00 a.m. (the time of the Agent’s Correspondent) on the date specified for payment under this Agreement to the Agent’s account with the Agent’s Correspondent for the account of the Lenders (except as set forth below) pro rata in accordance with their respective Pro Rata Percentages (except as set forth below) in immediately available funds, and shall be made without any set-off, counterclaim or deduction whatsoever. Any payment received after such time but before 12:00 noon (the time of the Agent’s Correspondent) on such day shall be deemed a payment on such date for the purposes of Article VII, but for all other purposes shall be deemed to have been made on the next succeeding Business Day. Any payment received after 12:00 noon (the time of the Agent’s Correspondent) shall be deemed to have been made on the next succeeding Business Day for all purposes. With respect to each Alternative Currency Letter of Credit, each payment to the Agent of the Issuing Bank’s fees or L/C Participants’ commissions shall be made in like manner, but for the account of the Issuing Bank or the L/C Participants, as the case may be.

(c) Pro Rata Treatment. Upon receipt by the Agent of each such payment, the Agent shall distribute to each Lender at its address for notices set forth herein its pro rata share of such payment in accordance with such Lender’s Pro Rata Percentage (except as specified below) and shall wire advice of the amount of such credit to each Lender. Each payment to the Agent of the Issuing Bank’s fees or L/C Participants’ commissions shall be made in like manner, but for the account of the Issuing Bank or the L/C Participants, as the case may be. Each payment to the Agent of Agent’s fees or expenses shall be made for the account of the Agent. Each payment to the Agent with respect to a Swingline Loan (including, without limitation, the Swingline Lender’s fees or expenses) shall be made for the account of the Swingline Lender. Any amount payable to any Lender under Sections 2.17, 2.18, 2.19, 2.20 or 9.05 shall be paid to the Agent for the account of the applicable Lender. Subject to Section 2.09(b)(i)(B), if any payment under this Agreement or any Loan shall be specified to be made upon a day which is not a Business Day, it shall be made on the next day which is a Business Day and such extension of time shall in such case be included in computing any interest if payable along with such payment.

SECTION 2.12 Crediting of Payments and Proceeds. In the event that the Borrower shall fail to pay any of the Obligations when due and the Obligations have been accelerated pursuant to Article VII, all payments received by the Lenders upon the Loans and the other Obligations and all net proceeds from the enforcement of the Obligations shall be applied: (a) first to all expenses then due and payable by the Borrower hereunder and under the other Loan Documents, (b) then to all indemnity obligations then due and payable by the Borrower hereunder and under the other Loan Documents, (c) then to all Agent’s and Issuing Bank’s fees then due and payable, (d) then to all facility and other fees and commissions then due and payable, (e) then to accrued and unpaid interest on the Swingline Loan to the Swingline Lender, (f) then to the principal amount outstanding under the Swingline Loans to the Swingline Lender, (g) then to accrued and unpaid interest on the Revolving Loans, accrued and unpaid interest on the Reimbursement Obligation, (h) then to the principal amount of the Revolving Loans, Reimbursement Obligation (pro rata in accordance with all such amounts due) and any Hedging Obligations (including any termination payments and any accrued and unpaid interest thereon) (pro rata in accordance with all such amounts due), (i) then to the cash collateral account described in Section 2.23(g) hereof to the extent of any L/C Obligations then outstanding, (j) then to accrued and unpaid interest on the Competitive Bid Loans, and (k) then to the principal amount outstanding under the Competitive Bid Loans, in that order.

SECTION 2.13 Adjustments. If any Lender (a “Benefited Lender”) shall at any time receive any payment of all or part of the Obligations owing to it, or interest thereon, or if any Lender shall at any time receive any collateral in respect to the Obligations owing to it

(whether voluntarily or involuntarily, by set-off or otherwise) in a greater proportion (taking into account any Competitive Bid Loans of such Lender) than any such payment to and collateral received by any other Lender, if any, in respect of the similar Obligations owing to such other Lender, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders such portion of each such other Lender’s Extensions of Credit, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned to the extent of such recovery, but without interest. The Borrower agrees that each Lender so purchasing a portion of another Lender’s Extensions of Credit may exercise all rights of payment (including, without limitation, rights of set-off) with respect to such portion as fully as if such Lender were the direct holder of such portion.

SECTION 2.14 Nature of Obligations of Lenders Regarding Extensions of Credit; Assumption by the Agent. The obligations of the Lenders under this Agreement to make the Loans and issue or participate in Letters of Credit are several and are not joint or joint and several. Unless the Agent shall have received notice from a Lender prior to a proposed borrowing date that such Lender will not make available to the Agent such Lender’s ratable portion of the amount to be borrowed on such date (which notice shall not release such Lender of its obligations hereunder), the Agent may assume that such Lender has made such portion available to the Agent on the proposed borrowing date in accordance with the terms hereof, and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If such amount is made available to the Agent on a date after such borrowing date, such Lender shall pay to the Agent on demand an amount, until paid, equal to (a) with respect to any Loan denominated in dollars, the product of (i) the amount not made available by such Lender in accordance with the terms hereof, times (ii) the daily average Federal Funds Rate during such period as determined by the Agent, times (iii) a fraction the numerator of which is the number of days that elapse from and including such borrowing date to the date on which such amount not made available by such Lender in accordance with the terms hereof shall have become immediately available to the Agent and the denominator of which is 360 and (b) with respect to any Loan denominated in an Alternative Currency, the amount not made available by such Lender in accordance with the terms hereof and interest thereon at a rate per annum equal to the Agent’s aggregate marginal cost (including the cost of maintaining any required reserves or deposit insurance and of any fees, penalties, overdraft charges or other costs or expenses incurred by the Agent as a result of the failure to deliver funds hereunder) of carrying such amount. A certificate of the Agent with respect to any amounts owing under this Section 2.14 shall be conclusive, absent manifest error. If such Lender’s Pro Rata Percentage of such borrowing is not made available to the Agent by such Lender within three (3) Business Days after such borrowing date, the Agent shall be entitled to recover such amount made available by the Agent with interest thereon at the rate per annum applicable to ABR Loans hereunder, on demand, from the Borrower. The failure of any Lender to make available its Pro Rata Percentage of any Loan requested by a Borrower shall not relieve it or any other Lender of its obligation, if any, hereunder to make its Pro Rata Percentage of such Loan available on the borrowing date, but no Lender shall be responsible for the failure of any other Lender to make its Pro Rata Percentage of such Loan available on the borrowing date. Notwithstanding anything set forth herein to the contrary, any Lender that fails to make available its Pro Rata Percentage of any Loan shall not (a) have any voting or consent rights under or with respect to any Loan Document or (b) constitute a “Lender” (or be included in the calculation of Required Lenders hereunder) for any voting or consent rights under or with respect to any Loan Document.

SECTION 2.15 Redenomination of Eurocurrency Loans.

(a) Conversion to the Base Rate. If any Eurocurrency Loan is required to bear interest based at the Alternate Base Rate rather than the LIBO Rate pursuant to Section 2.09(c), Section 2.17 or any other applicable provision hereof, such Loan shall be funded in dollars in an amount equal to the Equivalent Dollar Amount of such Eurocurrency Loan, all subject to the provisions of Section 2.05(b). The Borrower shall reimburse the Lenders upon any such conversion for any amounts required to be paid under Section 2.18.

(b) Redenomination of Loans. Subject to Section 1.03, any Loan to be denominated in the currency of the applicable Participating Member State shall be made in the euro.

(c) Redenomination of Obligations. Subject to Section 1.03, any obligation of any party under this Agreement or any other Loan Document which has been denominated in the currency of a Participating Member State shall be redenominated into the euro.

(d) Further Assurances. The terms and provisions of this Agreement will be subject to such reasonable changes of construction as determined by the Agent to reflect the implementation of the EMU in any Participating Member State or any market conventions relating to the fixing and/or calculation of interest being changed or replaced and to reflect market practice at that time, and subject thereto, to put the Agent, the Lenders and the Borrower in the same position, so far as possible, that they would have been if such implementation had not occurred. In connection therewith, the Borrower agrees, at the request of the Agent, at the time of or at any time following the implementation of the EMU in any Participating Member State or any market conventions relating to the fixing and/or calculation of interest being changed or replaced, to enter into an agreement amending this Agreement in such manner as the Agent shall reasonably request.

SECTION 2.16 Regulatory Limitation. In the event, as a result of increases in the value of Alternative Currencies against the dollar or for any other reason, the obligation of any of the Lenders to make Loans (taking into account the Equivalent Dollar Amount of the Obligations and all other indebtedness required to be aggregated under 12 U.S.C.A. §84, as amended, the regulations promulgated thereunder and any other Applicable Law) is determined by such Lender to exceed its then applicable legal lending limit under 12 U.S.C.A. §84, as amended, and the regulations promulgated thereunder, or any other Applicable Law, the amount of additional Extensions of Credit such Lender shall be obligated to make or issue or participate in hereunder shall immediately be reduced to the maximum amount which such Lender may legally advance (as determined by such Lender), the obligation of each of the remaining Lenders hereunder shall be proportionately reduced, based on their applicable Pro

Rata Percentages and, to the extent necessary under such laws and regulations (as determined by each of the Lenders, with respect to the applicability of such laws and regulations to itself), and the Borrower shall reduce, or cause to be reduced, complying to the extent practicable with the remaining provisions hereof, the Obligations outstanding hereunder by an amount sufficient to comply with such maximum amounts. Each Lender hereby confirms that as of the date of execution of this Agreement, its Revolving Commitment does not exceed its legal lending limit.

SECTION 2.17 Changed Circumstances.

(a) Circumstances Affecting LIBO Rate and Alternative Currency Availability. If with respect to any Interest Period for any Eurodollar Loan or Eurocurrency Loan the Agent or any Lender (after consultation with the Agent) shall determine that (i) by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in eurodollars or an Alternative Currency in the applicable amounts are not being quoted via Telerate Page 3750 or the applicable Reuters Screen Page or offered to the Agent or such Lender for such Interest Period, (ii) a fundamental change has occurred in the foreign exchange or interbank markets with respect to any Alternative Currency (including, without limitation, changes in national or international financial, political or economic conditions or currency exchange rates or exchange controls) or (iii) it has become otherwise materially impractical for the Agent or the Lenders to make such Loan in an Alternative Currency, then the Agent shall forthwith give notice thereof to the Borrower. Thereafter, until the Agent notifies the Borrower that such circumstances no longer exist, the obligation of the Lenders to make Eurodollar Loans or Eurocurrency Loans, as applicable, and the right of the Borrower to convert any Loan to or continue any Loan as a Eurodollar Loan or a Eurocurrency Loan, as applicable, shall be suspended, and the Borrower shall repay in full (or cause to be repaid in full) the then outstanding principal amount of each such Eurodollar Loan or Eurocurrency Loan, as applicable, together with accrued interest thereon, on the last day of the then current Interest Period applicable to such Eurodollar Loan or Eurocurrency Loan, as applicable, or convert the then outstanding principal amount of each such Eurodollar Loan or Eurocurrency Loan, as applicable, to an ABR Loan in dollars as of the last day of such Interest Period; provided that if the Borrower elects to make such conversion, the Borrower shall pay to the Agent and the Lenders any and all costs, fees and other expenses incurred by the Agent and the Lenders in effecting such conversion.

(b) Laws Affecting LIBO Rate and Alternative Currency Availability. If, after the date hereof, the introduction of, or any change in, any Applicable Law or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, shall make it unlawful or impossible for any of the Lenders (or any of their respective Lending Offices) to honor its obligations hereunder to make or maintain any Eurodollar Loan or any Eurocurrency Loan, such Lender shall promptly give notice thereof to the Agent and the Agent shall promptly give notice to the Borrower and the other Lenders. Thereafter, until the Agent notifies the Borrower that such circumstances no longer exist, (i) the obligations of the Lenders to make Eurodollar Loans or Eurocurrency Loans, as applicable, and the right of the Borrower to convert any Loan or continue any Loan as a Eurodollar Loan or a Eurocurrency Loan, as applicable, shall be suspended and thereafter the Borrower may select only ABR Loans hereunder, and (ii) if any of the Lenders may not lawfully continue to maintain a Eurodollar Loan or a Eurocurrency Loan, as applicable, to the end of the then current Interest Period applicable thereto as a Eurodollar Loan or Eurocurrency Loan, as applicable, the applicable Eurodollar Loan or an Eurocurrency Loan, as applicable, shall immediately be converted to an ABR Loan in dollars for the remainder of such Interest Period; provided that if a Borrower elects to make such conversion, the Borrower shall pay to the Agent and the Lenders any and all costs, fees and other expenses incurred by the Agent and the Lenders in effecting such conversion.

(c) Increased Costs. If, after the date hereof, the introduction of, or any change in, any Applicable Law, or in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of such Governmental Authority, central bank or comparable agency:

(i) shall (except as provided in Section 2.20(e)) subject any of the Lenders (or any of their respective Lending Offices) to any tax, duty or other charge with respect to any Loan, Letter of Credit or Application or shall change the basis of taxation of payments to any of the Lenders (or any of their respective Lending Offices) of the principal of or interest on any Loan, Letter of Credit or Application or any other amounts due under this Agreement in respect thereof (except for changes in the rate of franchise tax or tax on the overall net income of any of the Lenders or any of their respective Lending Offices imposed by the jurisdiction in which such Lender is organized or is or should be qualified to do business or such Lending Office is located); or

(ii) shall impose, modify or deem applicable any reserve (including, without limitation, any reserve imposed by the Board), special deposit, insurance or capital or similar requirement against assets of, deposits with or for the account of, or credit extended by any of the Lenders (or any of their respective Lending Offices) or shall impose on any of the Lenders (or any of their respective Lending Offices) or the foreign exchange and interbank markets any other condition affecting any Loan;

and the result of any of the foregoing events described in clause (i) or (ii) above is to increase the costs to any of the Lenders of maintaining any Eurodollar Loan, Competitive Bid Loan or a Eurocurrency Loan, as applicable, or issuing or participating in Letters of Credit or to reduce the yield or amount of any sum received or receivable by any of the Lenders under this Agreement or under the Loans in respect of a Eurodollar Loan, Competitive Bid Loan or a Eurocurrency Loan, as applicable, or Letter of Credit or Application, then, upon the request of such Lender, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or Lenders for such increased cost or reduction. The amount of such compensation shall be determined, in the applicable Lender’s sole discretion, based upon the assumption that such Lender funded its Pro Rata Percentage of the Eurodollar Loan, Competitive Bid Loans or Eurocurrency Loans as applicable, in the London interbank market and using any reasonable attribution or averaging methods which such Lender deems appropriate and practical. A certificate of such Lender setting forth the basis for determining such amount or amounts necessary to compensate such Lender shall be forwarded to the Borrower through the Agent and shall be conclusively presumed to be correct save for manifest error.

(d) Exchange Indemnification and Increased Costs. The Borrower shall, upon demand from the Agent, pay to the Agent or any applicable Lender, the amount of (i) any loss or cost or increased cost incurred by the Agent or any applicable Lender, (ii) any reduction in any amount payable to or in the effective return on the capital to the Agent or any applicable Lender, (iii) any interest or any other return, including principal, foregone by the Agent or any applicable Lender as a result of the introduction of, change over to or operation of the euro, or (iv) any currency exchange loss, that Agent or any Lender sustains as a result of any payment being made by a Borrower in a currency other than that originally extended to the Borrower or as a result of any other currency exchange loss incurred by the Agent or any applicable Lender under this Agreement. A certificate of the Agent setting forth the basis for determining such additional amount or amounts necessary to compensate the Agent or the applicable Lender shall be conclusively presumed to be correct save for manifest error.

SECTION 2.18 Indemnity. The Borrower hereby indemnifies each of the Lenders against any loss or expense (including, without limitation, any foreign exchange costs) which may arise or be attributable to each Lender’s obtaining, liquidating or employing deposits or other funds acquired to effect, fund or maintain any Loan (a) as a consequence of any failure by the Borrower to make any payment when due of any amount due hereunder in connection with a Eurodollar Loan, Competitive Bid Loan or a Eurocurrency Loan, (b) due to any failure of the Borrower to borrow, continue or convert on a date specified therefor in a Notice of Borrowing, Competitive Bid Request or Notice of Conversion/Continuation or (c) due to any payment, prepayment or conversion of any Eurodollar Loan, Eurocurrency Loan or Competitive Bid Loan on a date other than the last day of the Interest Period therefor. The amount of such loss or expense shall be determined based upon the assumption that such Lender funded its Pro Rata Percentage, as applicable, of the Eurodollar Loan, Competitive Bid Loan or Eurocurrency Loan in the London interbank market and using any reasonable attribution or averaging methods which such Lender deems appropriate and practical. A certificate of such Lender setting forth the basis for determining such amount or amounts necessary to compensate such Lender shall be forwarded to the Borrower through the Agent and shall be conclusively presumed to be correct save for manifest error.

SECTION 2.19 Capital Requirements. If either (a) the introduction of, or any change in, or in the interpretation of, any Applicable Law or (b) compliance with any guideline or request from any central bank or comparable agency or other Governmental Authority (whether or not having the force of law), has or would have the effect of reducing the rate of return on the capital of, or has affected or would affect the amount of capital required to be maintained by, any Lender or any corporation controlling such Lender as a consequence of, or with reference to the Revolving Commitments and other commitments of this type, below the rate which such Lender or such other corporation could have achieved but for such introduction, change or compliance, then within five (5) Business Days after written demand by any such Lender, the Borrower shall pay to such Lender from time to time as specified by such Lender additional amounts sufficient to compensate such Lender or other corporation for such reduction. A certificate as to such amounts submitted to the Borrower and the Agent by such Lender, shall, in the absence of manifest error, be presumed to be correct and binding for all purposes.

SECTION 2.20 Taxes.

(a) Payments Free and Clear. Except as otherwise provided in Section 2.20(e), any and all payments by the Borrower hereunder or under the Loans and Letters of Credit shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholding, and all liabilities with respect thereto excluding, (i) in the case of each Lender and the Agent, income and franchise taxes imposed by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or is or should be qualified to do business or any political subdivision thereof, (ii) in the case of each Lender, income and franchise taxes imposed by the jurisdiction of such Lender’s Lending Office or any political subdivision thereof and (iii) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.26) any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of the occurrence, after the date of this Agreement, of any of the following: (A) the adoption or taking effect of any law, rule, regulation or treaty, (B) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (C) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority) to comply with Section 2.20(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to this Section 2.20(a) (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities described in items (i), (ii) or (iii) being hereinafter referred to as “Taxes”). If the Borrower shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder or under any Loan or in respect of any Letter of Credit to any Lender or the Agent, (A) except as otherwise provided in Section 2.20(e), the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.20) such Lender or the Agent (as the case may be) receives an amount equal to the amount such party would have received had no such deductions or withholdings been made, (B) the Borrower shall make such deductions or withholdings, (C) the Borrower shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with Applicable Law, and (D) the Borrower shall deliver to the Agent and such Lender evidence of such payment to the relevant taxing authority or other Governmental Authority in the manner provided in Section 2.20(d).

(b) Stamp and Other Taxes. In addition, the Borrower shall pay any present or future stamp, registration, recordation or documentary taxes or any other similar fees or charges or excise or property taxes, levies of the United States or any state or political subdivision thereof or any applicable foreign jurisdiction which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the Loans, the Letters of Credit, or the other Loan Documents, or the perfection of any rights or security interest in respect thereof (hereinafter referred to as “Other Taxes”).

(c) Indemnity. Except as otherwise provided in Section 2.20(e), the Borrower shall indemnify each Lender and the Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes and Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.20) paid by such Lender or the Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. Such indemnification shall be made within thirty (30) days from the date such Lender or the Agent (as the case may be) makes written demand therefor. Nothing contained in this Section 2.20(c) shall prevent the Borrower from pursuing, at the sole cost and expense of the Borrower, the refund of any such Taxes or Other Taxes from the Foreign Lender which paid , or upon whose behalf the Borrower paid, such Taxes or Other Taxes if the Borrower in good faith believes such taxes were incorrectly or illegally asserted.

(d) Evidence of Payment. Within thirty (30) days after the date of any payment of Taxes or Other Taxes, the Borrower shall furnish to the Agent and the applicable Lender, at its address referred to in Section 9.01, the original or a certified copy of a receipt evidencing payment thereof or other evidence of payment satisfactory to the Agent.

(e) Delivery of Tax Forms. To the extent required by Applicable Law to reduce or eliminate withholding or payment of taxes, each Lender and the Agent shall deliver to the Borrower, with a copy to the Agent, on the Closing Date or concurrently with the delivery of the relevant Assignment and Acceptance, as applicable, (i) two United States Internal Revenue Service Forms W-9, Forms W-8ECI or Forms W-8BEN, as applicable (or successor forms) properly completed and certifying in each case that such Lender is entitled to a complete exemption from withholding or deduction for or on account of any United States federal income taxes, and (ii) an Internal Revenue Service Form W-8BEN or W-8ECI or successor applicable form, as the case may be, to establish an exemption from United States backup withholding taxes. Each such Lender further agrees to deliver to the Borrower, with a copy to the Agent, as applicable, two Form W-9, Form W-8BEN or W-8ECI, or successor applicable forms or manner of certification, as the case may be, on or before the date that any such form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Borrower, certifying in the case of a Form W-9, Form W-8BEN or W-8ECI (or successor forms) that such Lender is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes (unless in any such case an event (including without limitation any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders such forms inapplicable or the exemption to which such forms relate unavailable and such Lender notifies the Borrower and the Agent that it is not entitled to receive payments without deduction or withholding of United States federal income taxes) and, in the case of a Form W-9, Form W-8BEN or W-8ECI, establishing an exemption from United States backup withholding tax. Notwithstanding anything in any Loan Document to the contrary, the Borrower shall not be required to pay additional amounts to any Lender or the Agent under Section 2.20 or Section 2.17(c), (i) if such Lender or the Agent fails to comply with the requirements of this Section 2.20(e), other than to the extent that such failure is due to a change in law occurring after the date on which such Lender or the Agent became a party to this Agreement or (ii) that are the result of such Lender’s or the Agent’s gross negligence or willful misconduct, as applicable.

(f) Survival. Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower and Lenders contained in this Section 2.20 shall survive the payment in full of the Obligations and the termination of the Revolving Commitments.

(g) Treatment of Certain Refunds. If the Agent, a Lender or the Issuing Bank determines, in its sole but reasonable discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Agent, such Lender or the Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of the Agent, such Lender or the Issuing Bank, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent, such Lender or the Issuing Bank in the event the Agent, such Lender or the Issuing Bank is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Agent, any Lender or the Issuing Bank to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other person.

SECTION 2.21 Mitigation by Lenders. If any Lender requests compensation pursuant to Section 2.17 or Section 2.19, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.20, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, solely in the judgment of such Lender, such designation or assignment (A) would eliminate or reduce amounts payable pursuant to Section 2.17, Section 2.19 or Section 2.20, as the case may be, in the future and (B) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be practically disadvantageous to such Lender.

SECTION 2.22 Rounding and Other Consequential Changes. Subject to Section 1.03, without prejudice and in addition to any method of conversion or rounding prescribed by any EMU Legislation and without prejudice to the respective obligations of the Borrower to the

Agent and the Lenders and the Agent and the Lenders to the Borrower under or pursuant to this Agreement, except as expressly provided in this Agreement, each provision of this Agreement, including, without limitation, the right to combine currencies to effect a set-off, shall be subject to such reasonable changes of interpretation as the Agent may from time to time specify to be necessary or appropriate to reflect the introduction of or change over to the euro in Participating Member States.

SECTION 2.23 Letters of Credit.

(a) L/C Commitment. Subject to the terms and conditions hereof, the Issuing Bank, in reliance on the agreements of the other Lenders set forth in Section 2.23(c), agrees to issue standby letters of credit (“Letters of Credit”) denominated in a Permitted Currency for the account of the Borrower on any Business Day from the Closing Date through but not including the date which is five (5) Business Days prior to the Revolving Maturity Date in such form as may be approved from time to time by the Issuing Bank and the Agent; provided, that the Issuing Bank shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, based upon the Equivalent Dollar Amount of all outstanding Revolving Loans and L/C Obligations, (a) the L/C Obligations would exceed the lesser of (i) the L/C Commitment or (ii) the Revolving Commitment less the amount of all outstanding Revolving Loans, Swingline Loans and Competitive Bid Loans or (b) the unused portion of the Revolving Commitment of any Lender would be less than zero. Each Letter of Credit shall (i) be denominated in a Permitted Currency in a minimum amount of $100,000, or such lesser amounts as may be agreed to by the Issuing Bank, (or the Alternative Currency Amount thereof with respect to any Alternative Currency Letter of Credit), (ii) be a standby letter of credit issued to support obligations of the Borrower or any of its Restricted Subsidiaries, contingent or otherwise, incurred in the ordinary course of business, and (iii) expire on a date satisfactory to the Issuing Bank and the Agent, which date shall be no later than five (5) Business Days prior to the Revolving Maturity Date. The Issuing Bank shall not at any time be obligated to issue any Letter of Credit hereunder if such issuance would conflict with, or cause the Issuing Bank or any L/C Participant to exceed any limits imposed by, any Applicable Law. References herein to “issue” and derivations thereof with respect to Letters of Credit shall also include extensions or modifications of any existing Letters of Credit, unless the context otherwise requires.

(b) Procedure for Issuance of Letters of Credit. The Borrower may from time to time request that the Issuing Bank issue a Letter of Credit by delivering to the Issuing Bank at the Agent’s Office an Application therefor, completed to the satisfaction of the Issuing Bank, and such other certificates, documents and other papers and information (“L/C Supporting Documentation”) as the Issuing Bank and the Agent may request (which information shall include the Permitted Currency in which the Letter of Credit shall be denominated). The Borrower will contemporaneously deliver to the Agent, at the Agent’s office, a copy of such Application and L/C Supporting Documentation. Upon receipt of any Application, the Issuing Bank shall process such Application and L/C Supporting Documentation delivered to it in connection therewith in accordance with its customary procedures and shall, after approving the same and receiving confirmation from the Agent that sufficient availability exists under the Revolving Commitment for issuance of such Letter of Credit, subject to Section 2.20(a) and Article IV hereof, promptly issue the Letter of Credit requested thereby (but in no event shall the Issuing Bank be required to issue any Letter of Credit earlier than four (4) Business Days after its receipt of the Application therefor and all L/C Supporting Documentation relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed by the Issuing Bank and the Borrower. The Issuing Bank shall promptly furnish to the Borrower and the Agent a copy of such Letter of Credit and the Agent shall promptly notify each Lender of the issuance and upon request by any Lender, furnish to such Lender a copy of such Letter of Credit and the amount of such Lender’s participation therein.

(c) L/C Participations.

(i) The Issuing Bank irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce the Issuing Bank to issue Letters of Credit hereunder, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Bank, on the terms and conditions hereinafter stated, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s Pro Rata Percentage in the Issuing Bank’s obligations and rights under and in respect of each Letter of Credit issued hereunder and the amount of each draft paid by the Issuing Bank thereunder. Each L/C Participant unconditionally and irrevocably agrees with the Issuing Bank that, if a draft is paid under any Letter of Credit for which the Issuing Bank is not reimbursed in full by the Borrower through a Revolving Loan or otherwise in accordance with the terms of this Agreement, such L/C Participant shall pay to the Issuing Bank in the applicable Permitted Currency upon demand at the Issuing Bank’s address for notices specified herein an amount equal to such L/C Participant’s Pro Rata Percentage of the amount of such draft, or any part thereof, which is not so reimbursed.

(ii) Upon becoming aware of any amount required to be paid by any L/C Participant to the Issuing Bank pursuant to Section 2.23(c) in respect of any unreimbursed portion of any payment made by the Issuing Bank under any Letter of Credit, the Issuing Bank shall notify the Agent and the Agent shall notify each L/C Participant of the amount and due date of such required payment and such L/C Participant shall pay to the Issuing Bank in the applicable Permitted Currency the amount specified on the applicable due date. If any such amount is paid to the Issuing Bank after the date such payment is due, such L/C Participant shall pay to the Issuing Bank in the applicable Permitted Currency on demand, in addition to such amount, the product of (i) such amount, times (ii) the daily average Federal Funds Rate as determined by the Agent during the period from and including the date such payment is due to the date on which such payment is immediately available to the Issuing Bank, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. A certificate of the Issuing Bank with respect to any amounts owing under this Section 2.23(c)(ii) shall be conclusive in the absence of manifest error. With respect to payment to the Issuing Bank of the unreimbursed amounts described in this Section 2.23(c), if the L/C Participants receive notice that any such payment is due (A) prior to 1:00 p.m. on any Business Day, such payment shall be due that Business Day, and (B) after 1:00 p.m. on any Business Day, such payment shall be due on the following Business Day.

(iii) Whenever, at any time after the Issuing Bank has made payment under any Letter of Credit and has received from any L/C Participant its Pro Rata Percentage of such payment in accordance with this Section 2.23, the Issuing Bank receives any payment related to such Letter of Credit (whether directly from the Borrower or otherwise), or any payment of interest on account thereof, the Issuing Bank will distribute to such L/C Participant its pro rata share thereof; provided, that in the event that any such payment received by the Issuing Bank shall be required to be returned by the Issuing Bank, such L/C Participant shall return to the Issuing Bank the portion thereof previously distributed by the Issuing Bank to it.

(d) Reimbursement Obligation of the Borrower.

(i) Reimbursement Obligation of the Borrower. In the event of any drawing under any Letter of Credit, the Borrower agrees to reimburse (either with the proceeds of a Revolving Loan as provided for in this Section 2.23(d) or with funds from other sources), in same day funds in the applicable Permitted Currency in which such Letter of Credit was denominated, the Issuing Bank on each date on which the Issuing Bank notifies the Borrower of the date and amount of a draft paid under any Letter of Credit for the amount of (i) such draft so paid and (ii) any amounts referred to in Section 2.07(d) incurred by the Issuing Bank in connection with such payment (other than those payable pursuant to Section 2.23(d)(iii) below).

(ii) Reimbursement By the Lenders. The Issuing Bank shall promptly deliver written notice of any drawing under a Letter of Credit to the Agent and the Borrower. Unless the Borrower shall immediately notify the Issuing Bank that the Borrower intends to reimburse the Issuing Bank for such drawing from other sources or funds, the Borrower shall be deemed to have timely given a Notice of Borrowing to the Agent requesting that the Lenders make a Revolving Loan in the applicable Permitted Currency bearing interest at the Alternate Base Rate (or the LIBO Rate with a one (1) month Interest Period with respect to the repayment of any Alternative Currency Letters of Credit) on such date in the amount of (a) such draft so paid and (b) any amounts referred to in Section 2.07(d) incurred by the Issuing Bank in connection with such payment (including, without limitation, any and all costs, fees and other expenses incurred by the Issuing Bank in effecting the payment of any Alternative Currency Letter of Credit), and the Lenders shall make a Revolving Loan in the applicable Permitted Currency bearing interest at the Alternate Base Rate (or the LIBO Rate with a one (1) month Interest Period with respect to the repayment of any Alternative Currency Letters of Credit) in such amount, the proceeds of which shall be applied to reimburse the Issuing Bank for the amount of the related drawing and costs and expenses. Each Lender acknowledges and agrees that its obligation to fund a Revolving Loan in accordance with this Section 2.23(d) to reimburse the Issuing Bank for any draft paid under a Letter of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation, non-satisfaction of the conditions set forth in Section 2.03(a) or Article IV. If the Borrower has elected to pay the amount of such drawing with funds from other sources and shall fail to reimburse the Issuing Bank as provided above, the unreimbursed amount of such drawing shall bear interest at the rate which would be payable on any outstanding ABR Loans which were then overdue from the date such amounts become payable (whether at stated maturity, by acceleration or otherwise) until payment in full.

(iii) Exchange Indemnification and Increased Costs. The Borrower shall, upon demand from any Issuing Bank or L/C Participant, pay to such Issuing Bank or L/C Participant, the amount of (i) any loss or cost or increased cost incurred by such Issuing Bank or L/C Participant, (ii) any reduction in any amount payable to or in the effective return on the capital to such Issuing Bank or L/C Participant, (iii) any currency exchange loss, in each case that such Issuing Bank or L/C Participant sustains as a result of the Borrower’s repayment in dollars of any Letter of Credit denominated in an Alternative Currency. A certificate of such Issuing Bank setting forth in reasonable detail the basis for determining such additional amount or amounts necessary to compensate such Issuing Bank shall be conclusively presumed to be correct save for manifest error.

(e) Obligations Absolute. The Borrower’s obligations under this Section 2.23 (including, without limitation, the Reimbursement Obligation) shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defense to payment which the Borrower may have or have had against the Issuing Bank or any beneficiary of a Letter of Credit or any other person. The Borrower also agrees that the Issuing Bank, the Agent and the L/C Participants shall not be responsible for, and the Borrower’s Reimbursement Obligation under Section 2.23(d) shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee. Without limiting the foregoing, it is expressly agreed that the Reimbursement Obligations of the Borrower will not be excused by ordinary negligence, gross negligence, wrongful conduct or willful misconduct of the Issuing Bank or the Agent. However, the foregoing shall not excuse the Issuing Bank or the Agent from liability to the Borrower in any independent action or proceeding brought by the Borrower against the Issuing Bank or the Agent following such reimbursement or payment by the Borrower to the extent of any unavoidable direct damages suffered by the Borrower that are caused directly by the Issuing Bank’s or the Agent’s gross negligence or willful misconduct, provided that the Issuing Bank or the Agent, as applicable (i) shall have acted with due diligence and reasonable care if it acts in accordance with standard letter of credit practice of commercial banks located in the place that the Letter of Credit is issued and (ii) the Borrower’s aggregate remedies against the Issuing Bank or the Agent for wrongfully honoring a presentation or wrongfully retaining honored documents shall in no event exceed the aggregate amount paid by the Borrower to the Issuing Bank or the Agent with respect to the honored presentation, plus interest. The Issuing Bank shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions caused by the Issuing Bank’s gross negligence or willful misconduct. The Borrower agrees that any action taken or omitted by the Issuing Bank or the Agent under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct, shall be binding on the Borrower and shall not result in any liability of the Issuing Bank, the Agent or any L/C Participant to the Borrower. The responsibility of the Issuing Bank to the Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such Letter of Credit. Without limiting any other provision of this Agreement, the Issuing Bank, and, as applicable, its correspondents, may honor any presentation or drawing under a Letter of Credit that appears on its face substantially to comply with the terms and conditions of the Letter of Credit.

(f) Effect of Application. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Section, the provisions of this Section shall apply.

(g) Cash Collateralization. If any Event of Default (other than an Event of Default described in clause (g) or (h) of Article VII) shall occur and be continuing, the Borrower shall, on the Business Day it receives notice from the Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders holding participations in outstanding Letters of Credit representing greater than 50% of the aggregate undrawn amount of all outstanding Letters of Credit) thereof and of the amount to be deposited, or, if an Event of Default described in clause (g) or (h) of Article VII shall occur, on the Business Day of such occurrence, deposit in an account with the Agent, for the benefit of the Lenders, an amount in cash in dollars equal to the Equivalent Dollar Amount of 105% of the aggregate amount of all L/C Obligations at that date plus all applicable fees, interest, premium (if any) and costs that have accrued or will accrue through the remaining term of such Letter of Credit. The Agent may, at any time and from time to time after the initial deposit, request that additional cash collateral be provided in order to protect against the results of exchange fluctuations. Such deposits shall be held by the Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. The Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits in Permitted Liquid Investments, which investments shall be made at the option and sole discretion of the Agent, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall (i) automatically be applied by the Agent to reimburse the Issuing Bank for L/C Disbursements for which they have not been reimbursed, (ii) be held for the satisfaction of the reimbursement obligations of the Borrower for the L/C Obligations at such time and (iii) if the maturity of the Loans has been accelerated (but subject to the consent of Lenders holding participations in outstanding Letters of Credit representing greater than 50% of the aggregate undrawn amount of all outstanding Letters of Credit), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

SECTION 2.24 Increase in Commitment.

(a) After the Closing Date, the Borrower shall have the right to request that the Agent obtain additional Revolving Commitments (the “Additional Commitments”) so that the Revolving Commitments aggregate an amount equal to Five Hundred Million Dollars ($500,000,000) (the “Increased Facility Amount”), each which request shall be made by the Borrower giving written notice (the “Additional Commitment Notice”) to the Agent setting forth such details with respect thereto as are reasonably requested by the Agent. Upon such request, the Agent shall, at the Borrower’s sole cost and expense of documentation and legal fees in connection therewith and subject to the agreement between the Borrower and Agent regarding fees for arranging and syndicating such Additional Commitments, use its reasonable efforts, in accordance with its customary syndication procedures, with the assistance of the Borrower, to arrange a syndicate of lenders with Revolving Commitments (including the initial Revolving Commitments), aggregating the Increased Facility Amount on or before the date which is ninety (90) days after the Additional Commitment Notice was received by the Agent (the “Syndication Expiration Date”). The Agent shall first offer to the existing Lenders the option to participate in the proposed Additional Commitments to the extent of each Lender’s pro rata share of the proposed Additional Commitments prior to proposing additional bank syndicate members. If any existing Lender shall not agree (in its sole discretion) to provide its pro rata share of the proposed Additional Commitments within 10 days after receipt from the Agent of a request to accept such pro-rata share of the proposed Additional Commitments (any such Lender not responding within such 10-day period shall be deemed to have declined participation in such proposed Additional Commitments), prior to commencing syndication, the Agent shall submit a list of proposed bank syndicate members (who indicate a willingness to accept all or a portion of the amount of the proposed Additional Commitments) to the Borrower; provided that, notwithstanding any existing Lender’s rejection of its pro rata share of the proposed Additional Commitments, such existing Lender shall remain a Lender hereunder, subject to the terms and conditions hereof. From and after the Syndication Expiration Date, the Agent shall have no further obligation to syndicate the facility or to obtain or accept any additional Commitments. Notwithstanding the foregoing, during the period after the giving of the Additional Commitment Notice and prior to the Syndication Expiration Date, the Lender which is the Agent shall have the right, at its option, to commit to make the Additional Commitments available to the Borrower and, if the Lender which is the Agent shall so elect to commit to making the Additional Commitments available to the Borrower, to arrange a syndicate of Lenders with Revolving Commitments aggregating the Increased Facility Amount. In the event that lenders commit to any such increase, any new lender shall execute an accession agreement to this Agreement, the Revolving Commitments of the existing Lenders which have committed to provide any of the Additional Commitments shall be increased, the pro rata shares of the Lenders shall be adjusted, the Borrower shall make such borrowings and repayments as shall be necessary to effect the reallocation of the Commitments, and other changes shall be made to the Loan Documents as may be necessary to reflect the aggregate amount, if any, by which Lenders have agreed to increase their respective Revolving Commitments or make new Revolving Commitments in response to the Borrower’s request for an increase in the aggregate Commitments pursuant to this Section 2.24 and which other changes do not adversely affect the rights of those Lenders who do not elect to increase their respective Revolving Commitments, in each case without the consent of the Lenders other than those Lenders increasing their Revolving Commitments.

(b) Notwithstanding the foregoing, an increase in the aggregate amount of the Revolving Commitments shall be effective only if (i) no Default or Event of Default shall have occurred and be continuing on the date such increase is to become effective; (ii) each of the representations and warranties made by the Borrower in this Agreement and the other Loan Documents shall be true and correct on and as of the date of the Additional Commitment Notice and the date such increase is to become effective with the same force and effect as if made on and as of such date (or, if any such representation or warrant is expressly stated to have been made as of a specific date, as of such specific date); (iii) the Agent shall have received such documents and certificates as the Agent or its counsel may reasonably request relating to the authorization of such increase; and (iv) the Agent shall have received payment by the Borrower of the additional syndication and arrangement fees described in Section 2.24(a) with respect to the Additional Commitment.

SECTION 2.25 Special Provisions Regarding Revolving Loans.

(a) Upon the occurrence of a Sharing Event, automatically (and without the taking of any action) (x) all then outstanding Eurocurrency Loans shall be automatically converted into Eurodollar Loans denominated in dollars (in an amount equal to the Equivalent Dollar Amount of the aggregate principal amount of the Eurocurrency Loans on the date such Sharing Event first occurred, which Eurodollar Loans denominated in dollars (i) shall thereafter be deemed to be ABR Loans and (ii) unless the Sharing Event resulted solely from a termination of the Revolving Commitments pursuant to clause (i) in the last paragraph of Article VII, shall be immediately due and payable on the date such Sharing Event has occurred) and (y) unless the Sharing Event resulted solely from a termination of the Revolving Commitments, all accrued and unpaid interest and other amounts owing with respect to such Eurocurrency Loans shall be immediately due and payable in dollars, taking the Equivalent Dollar Amount of such accrued and unpaid interest and other amounts.

(b) Upon the occurrence of a Sharing Event (i) no further Revolving Loans shall be made, (ii) all amounts from time to time accruing with respect to, and all amounts from time to time payable on account of, any outstanding Eurocurrency Loans (including, without limitation, any interest and other amounts which were accrued but unpaid on the date of such purchase) shall be payable in dollars as if such Eurocurrency Loans had originally been made in dollars and shall be distributed by the relevant Lenders (or their affiliates) to the Agent for the account of the Lenders which made such Revolving Loans or are participating therein and (iii) the Revolving Commitments of the Lenders shall be automatically terminated.

SECTION 2.26 Replacement of Certain Lenders. In the event any Lender (a) shall have requested additional compensation from the Borrower under Section 2.14 or Section 2.20, (b) shall have given notice under Section 2.17 of its inability to make or maintain as such any Eurocurrency Loan or Eurodollar Loan, or (c) shall have refused to make Revolving Loans or consent to the issuance of Letters of Credit in requested alternative currencies under Section 1.05, the Borrower may, at its sole expense and effort, require such Lender to transfer and assign, without recourse (in accordance with Section 9.04) all its interests, rights and obligations under this Agreement to an assignee which shall assume such assigned obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, however, that (i) such assignment shall not conflict with any law, rule or regulation or order of any Governmental Authority, (ii) the Borrower shall have received a written consent of the Agent in the case of an assignee that is not a Lender, which consent shall not unreasonably be withheld, (iii) the Borrower or such assignee shall have paid to the assigning Lender in immediately available funds the principal of and interest accrued to the date of such payment on the Loans made by it hereunder and all other amounts owed to it hereunder, and (iv) the Borrower shall be obligated to replace all other Lenders that shall have taken the same actions (as such actions are described in either clause (a), (b) or (c) above, as applicable) that prompted the Borrower to replace the Lender it opted to replace.

ARTICLE III. REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to each of the Lenders that:

SECTION 3.01 Organization; Powers. Each of the Borrower and the Restricted Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except for inactive Restricted Subsidiaries that do not engage in any business and whose failure to be validly existing or in good standing would not reasonably be expected to have a Material Adverse Effect (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in every jurisdiction where such qualification is required, except where the failure so to qualify would not result in a Material Adverse Effect, and (d) in the case of each Loan Party, has the power and authority to execute, deliver and perform its obligations under each Loan Document to which it is party and each other agreement or instrument contemplated thereby and in the case of the Borrower, to borrow and incur other obligations hereunder.

SECTION 3.02 Authorization. The execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party and in the case of the Borrower the borrowings of the Loans, the use of proceeds thereof and the Letters of Credit hereunder (collectively, the “Transactions”) (a) have been duly authorized by all requisite action, including approval of such Loan Party’s Board of Directors and if required, stockholder action on the part of such Loan Party and (b) will not (i) violate (A) any provision of law, statute, rule or regulation applicable to the Borrower or any Subsidiary if such matter could reasonably be expected to have a Material Adverse Effect, or of the certificate or articles of incorporation or other constitutive documents or by-laws of the Borrower or any Subsidiary, (B) any order of any Governmental Authority if such matter could reasonably be expected to have a Material Adverse Effect or (C) any provision of any indenture, agreement or other instrument to which the Borrower or any Subsidiary is a party or by which any of them or any of their property is or may be bound if such matter could reasonably be expected to have a Material Adverse Effect, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument if such matter could reasonably be expected to have a Material Adverse Effect or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by the Borrower or any Restricted Subsidiary.

SECTION 3.03 Enforceability. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document when executed and delivered by the Loan Parties party thereto will constitute, a legal, valid and binding obligation of the Borrower and the other Loan Parties enforceable against the Borrower and the other Loan Parties in accordance with its terms.

SECTION 3.04 Governmental Approvals. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required in connection with the Transactions, except such as have been made or obtained and are in full force and effect, except when failure to obtain any such consents or approvals could not reasonably be expected to cause a Material Adverse Effect or jeopardize enforceability.

SECTION 3.05 Financial Statements. The Borrower has heretofore furnished to Agent (i) the consolidated balance sheets and statements of income and cash flow of the Borrower and its consolidated Subsidiaries as of and for the fiscal year ended December 31, 2005, audited and accompanied by the opinion of PricewaterhouseCoopers, LLP, independent public accountants and (ii) the unaudited consolidated balance sheets and statements of income and cash flow of the Borrower and its consolidated Subsidiaries as of and for the fiscal quarter ended March 31, 2006 certified by the Financial Officer of the Borrower. Such financial statements present fairly the financial condition and results of operations of the Borrower and its consolidated Subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of the Borrower and its consolidated Subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with GAAP applied on a consistent basis.

SECTION 3.06 No Material Adverse Change. As of the date hereof, there has been no material adverse change in the business, assets, operations, property, condition, financial or otherwise, material contingent liabilities or material agreements of the Borrower and the Restricted Subsidiaries, taken as a whole, since March 31, 2006 not previously disclosed in writing to the Agent or Lenders (it being understood that changes in general economic conditions shall not be deemed to constitute such a material adverse change).

SECTION 3.07 Title to Properties; Possession Under Leases.

(a) Each of the Borrower and the Restricted Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and assets, except (i) for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes or (ii) where such failure would not otherwise, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such material properties and assets are free and clear of Liens, other than Liens expressly permitted by Section 6.02.

(b) Each of the Borrower and the Restricted Subsidiaries has complied with all obligations under all leases to which it is a party and all such leases are in full force and effect, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect. Each of the Borrower and the Subsidiaries enjoys peaceful and undisturbed possession under all such material leases, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.08 Subsidiaries. Schedule 3.08 sets forth as of the date hereof a list of all Subsidiaries of the Borrower, their respective jurisdictions of formation and the percentage ownership interest of the Borrower therein.

SECTION 3.09 Litigation; Compliance with Laws.

(a) There are not any actions, suits or proceedings at law or in equity or by or before any Governmental Authority now pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any Restricted Subsidiary or any business, property or rights of any such person and to the knowledge of the Borrower there are not any investigations now pending or threatened against the Borrower or any Restricted Subsidiary (i) which involve any Loan Document or the Transactions (excluding any such actions, suits or proceedings threatened by the Lenders or the Agent) or (ii) as to which there is a reasonable probability of an adverse determination and which, if such probable adverse determination occurred, could, individually or in the aggregate, reasonably be anticipated to result in a Material Adverse Effect.

(b) To the best knowledge of the Borrower, neither the Borrower nor any of the Subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be anticipated to result in a Material Adverse Effect.

SECTION 3.10 Agreements.

(a) Neither the Borrower nor any of the Subsidiaries is a party to any agreement or instrument or subject to any corporate or other restriction that has resulted or could reasonably be anticipated to result in a Material Adverse Effect.

(b) Neither the Borrower nor any of its Subsidiaries is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Indebtedness, or any other material agreement or instrument to which it is a party or by which it or any of its properties or assets are or may be bound, where such default could reasonably be anticipated to result in a Material Adverse Effect.

SECTION 3.11 Federal Reserve Regulations.

(a) Neither the Borrower nor any of the Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b) Following application of the proceeds of each Loan, not more than 25 percent of the value of the assets of the Borrower subject to the provisions of Section 6.02 or paragraph (f) of Article VII will be Margin Stock.

SECTION 3.12 Investment Company Act. Neither the Borrower nor any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.13 Use of Proceeds. The Borrower will use the proceeds of the Loans and Letters of Credit to (a) pay off the Existing Credit Agreement and (b) for general corporate purposes of the Borrower and its Restricted Subsidiaries, including, without limitation, working capital, acquisitions, payments of dividends, repurchasing outstanding capital stock and capital expenditures (provided such activities are permitted by any other provisions of this Agreement and the other Loan Documents).

SECTION 3.14 Tax Returns. Each of the Borrower and the Restricted Subsidiaries has filed or caused to be filed all Federal, state, local and foreign tax returns required to have been filed by it and has paid or caused to be paid all taxes shown to be due and payable on such returns or on any assessments received by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary shall have set aside on its books reserves as shall be required in conformity with GAAP or (b) to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.15 No Material Misstatements. No information, report, financial statement, exhibit or schedule furnished by or on behalf of the Borrower to the Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto contained or contains any material misstatement of fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading; provided, that notwithstanding the foregoing with respect to financial projections, financial projections shall, to the actual knowledge of the chief financial officer, represent good faith estimates (using assumptions that the chief financial officer believes in good faith to be reasonable) of the financial condition and operations of the Borrower and its Subsidiaries.

SECTION 3.16 Employee Benefit Plans. With respect to each of the Plans, the Borrower and its ERISA Affiliates is in compliance in all material respects with the applicable provisions of ERISA and the regulations and published interpretations thereunder. No Reportable Event has occurred as to which the Borrower or any ERISA Affiliate was required to file a report with the PBGC, and the present value of all benefit liabilities under each Plan (based on those assumptions used to fund such Plan) did not, as of the last annual valuation date applicable thereto, exceed by more than $5,000,000 the value of the assets of such Plan.

Neither the Borrower nor any ERISA Affiliate has incurred any Withdrawal Liability or any other liability under Title IV of ERISA (other than premiums not yet due) that remains unpaid and that could result in a Material Adverse Effect. Neither the Borrower nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA, and to the best knowledge of the Borrower no Multiemployer Plan is reasonably expected to be in reorganization or to be terminated, where such reorganization or termination has resulted or could reasonably be expected to result, through increases in the contributions required to be made to such Plan or otherwise, in a Material Adverse Effect. Neither the Borrower nor any ERISA Affiliate has received any notice from the PBGC regarding the funded status of any plan.

SECTION 3.17 Environmental Matters. Except with respect to matters that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, the Borrower and each Restricted Subsidiary has complied with all Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control or to employee health or safety. Except with respect to matters that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, neither the Borrower nor any Restricted Subsidiary has received notice of any failure so to comply. Except with respect to matters that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, the Borrower’s and the Subsidiaries facilities do not manage any hazardous wastes, hazardous substances, hazardous materials, toxic substances, toxic pollutants or substances similarly denominated, as those terms or similar terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other applicable law, in violation of any such law or any regulations promulgated pursuant thereto.

SECTION 3.18 Solvency. As of the Effective Date:

(a) The fair valuation of and the present fair saleable value of the assets of the Borrower and the Restricted Subsidiaries will exceed the amount that will be required to be paid on or in respect of the existing debts and other probable liabilities (including contingencies) of the Borrower and the Restricted Subsidiaries as such debts and liabilities mature.

(b) The assets of the Borrower and the Restricted Subsidiaries (taken as a whole) do not constitute unreasonably small capital for the Borrower and the Restricted Subsidiaries to carry out their businesses as now conducted and as proposed to be conducted.

(c) The Borrower and the Restricted Subsidiaries do not intend to incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature.

ARTICLE IV. CONDITIONS OF LENDING

The effectiveness of this Agreement and the obligations of the Lenders to make Loans and of the Issuing Bank to issue, extend or renew Letters of Credit hereunder are subject to the satisfaction of the following conditions:

SECTION 4.01 All Credit Events. On the date of each Extension of Credit (each such event being called a “Credit Event”):

(a) The Agent shall have received a notice of such Credit Event as required by Section 2.03, Section 2.04, Section 2.10, or Section 2.23, as the case may be.

(b) The representations and warranties set forth in Article III hereof shall be true and correct in all material respects on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.

(c) No Default or Event of Default shall have occurred and be continuing. Each Credit Event shall be deemed to constitute a representation and warranty by the Borrower on the date of such Credit Event as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

SECTION 4.02 First Credit Event. On the Effective Date:

(a) The Agent shall have received (i) a copy of the certificate or articles of incorporation (or analogous documents) and all amendments thereto of each Loan Party certified as of a recent date by the Secretary of State (or other appropriate Governmental Authority) of the state (or country) of its organization or such other evidence as is reasonably satisfactory to the Agent; (ii) a certificate as to the good standing (or other analogous certification to the extent available) of each Loan Party as of a recent date, from the appropriate Secretary of State (or other appropriate Governmental Authority) or such other evidence as is reasonably satisfactory to the Agent; (iii) a certificate of the Secretary or Assistant Secretary of each Loan Party dated the Effective Date and certifying (A) that attached thereto is a true and complete copy of the by-laws (or such other analogous documents to the extent available) of such Loan Party as in effect on the Effective Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which it is party, and in the case of the Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation (or analogous documents) of such Loan Party have not been amended since the date of the last amendment thereto shown on the certificate of good standing (or other analogous certification or such other evidence reasonably satisfactory to the Agent) furnished pursuant to clause (i) or (ii) above, and (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party; (iv) a certificate of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to (iii) above; and (v) such other documents as the Agent, the Lenders or the Issuing Bank may reasonably request.

(b) The Agent shall have received a certificate of the Borrower, dated the Effective Date and signed by a Financial Officer of the Borrower confirming compliance with the conditions precedent set forth in paragraphs (b) and (c) of Section 4.01.

(c) The Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date.

(d) The Agent shall have received a favorable written opinion of in-house counsel to the Borrower and the Guarantors and Arent Fox PLLC, special counsel to the Borrower and the Guarantors, each dated the Effective Date and addressed to the Agent, the Lenders and the Issuing Bank, in form and substance satisfactory to the Agent and the Lenders, and the Borrower hereby instructs such counsel to deliver such opinions to the Agent.

(e) Neither the Borrower nor any of its Restricted Subsidiaries shall have outstanding any Indebtedness, other than (i) Indebtedness incurred under the Loan Documents and (ii) other Indebtedness permitted under Section 6.01 and outstanding on the Effective Date.

(f) The Existing Credit Agreement and all commitments thereunder to lend shall have been terminated, all letters of credit issued thereunder shall have been terminated or converted into Letters of Credit under this Agreement, all amounts outstanding thereunder shall have been paid in full and all Liens, if any, securing any obligations thereunder or under any related agreement shall have been permanently released and the Agent shall have received evidence satisfactory in form and substance to it demonstrating such termination, payment and release.

(g) The Agent shall have received counterparts of all Loan Documents signed on behalf of each applicable Loan Party.

(h) Governmental and Third Party Approvals. The Loan Parties shall have received all material governmental, shareholder and third party consents and approvals necessary (or any other material consents as determined in the reasonable discretion of the Agent) in connection with the transactions contemplated by this Agreement and the other Loan Documents and the other transactions contemplated hereby and all applicable waiting periods shall have expired without any action being taken by any person that could reasonably be expected to restrain, prevent or impose any material adverse conditions on any of the Loan Parties or such other transactions or that could seek or threaten any of the foregoing, and no law or regulation shall be applicable which in the reasonable judgment of the Agent could reasonably be expected to have such effect.

(i) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Authority to enjoin, restrain, or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of this Agreement or the other Loan Documents or the consummation of the transactions contemplated hereby or thereby, or which, in the Agent’s sole discretion, would make it inadvisable to consummate the transactions contemplated by this Agreement or the other Loan Documents or the consummation of the transactions contemplated hereby or thereby.

The Agent shall notify the Borrower and the Lenders of the Effective Date, and such notices shall be conclusive and binding.

ARTICLE V. AFFIRMATIVE COVENANTS

The Borrower covenants and agrees with each Lender that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any fees or any other expenses or amounts payable under any Loan Document shall be unpaid, and until all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, the Borrower shall, and shall cause each of the Restricted Subsidiaries to:

SECTION 5.01 Existence; Businesses and Properties.

(a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.05, and except for inactive Restricted Subsidiaries that do not engage in any business and except for Restricted Subsidiaries whose failure to maintain legal existence would not reasonably be expected to have a Material Adverse Effect.

(b) Do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names used in the conduct of its business, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect; comply with all applicable laws, rules, regulations and orders of any Governmental Authority, whether now in effect or hereafter enacted, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(c) (i) maintain and operate its business in primarily the manner in which it is presently conducted and operated; and (ii) at all times maintain and preserve all property used in the conduct of such business and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times; provided that in each case (i) and (ii) the foregoing shall not prohibit the Borrower or any Restricted Subsidiary from discontinuing or changing the operation and maintenance of any Restricted Subsidiary, property or business if such discontinuance or change would not reasonably be expected to have a Material Adverse Effect.

SECTION 5.02 Insurance. Keep its insurable properties adequately insured at all times by financially sound and reputable insurers; maintain such other insurance, to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it; and maintain such other insurance as may be required by law.

SECTION 5.03 Taxes. Pay and discharge promptly when due all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful and valid claims for labor, materials and supplies or otherwise which, if unpaid, would reasonably be expected to have a Material Adverse Effect; provided, however, that such payment and discharge shall not be required with respect to any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and the Borrower or such Restricted Subsidiary shall have set aside on its books reserves with respect thereto as shall be required in conformity with GAAP.

SECTION 5.04 Financial Statements, Reports, etc. In the case of the Borrower, furnish to the Agent and each Lender (which such deliveries may be made electronically provided that at least one original or hard copy (as applicable) is delivered to the Agent at such time):

(a) within 90 days after the end of each fiscal year, its audited consolidated balance sheets and related statements of income and cash flow, showing the financial condition of the Borrower and its consolidated Subsidiaries as of the close of such fiscal year and the results of its operations and the operations of such Subsidiaries during such year, all audited by independent public accountants of recognized national standing acceptable to the Agent and accompanied by an opinion of such accountants (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present the financial condition and results of operations of the Borrower on a consolidated basis in accordance with GAAP consistently applied;

(b) within 50 days after the end of each of the first three fiscal quarters of each fiscal year, its unaudited consolidated balance sheets and related statements of income and cash flow, showing the financial condition of the Borrower and its consolidated Subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such Subsidiaries during such fiscal quarter and the then elapsed portion of the fiscal year, all certified by the Financial Officer of the Borrower as fairly presenting the financial condition and results of operations of the Borrower on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of the accounting firm or the Financial Officer of the Borrower opining on or certifying such statements (which certificate, when furnished by an accounting firm, may be limited to accounting matters and disclaim responsibility for legal interpretations) and in any event will be based on the actual knowledge after due inquiry of the person giving the certificate, and:

(i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto;

(ii) setting forth computations in reasonable detail satisfactory to the Agent demonstrating compliance with the covenants contained in Sections 6.12 and 6.13; and

(iii) with respect to the computations delivered pursuant to Section 5.04(c)(ii), the Financial Officer shall break out and separately provide the financial information relating solely to the Unrestricted Subsidiaries and certify the accuracy of such information;

(d) promptly after the same become publicly available, copies (which such deliveries may be made by email or facsimile provided that at least one original or hard copy (as applicable) is delivered to the Agent at such time) of all periodic and other reports, proxy statements and other materials filed by it with the Securities and Exchange Commission, or any Governmental Authority succeeding to any of or all the functions of said Commission, or with any national securities exchange, or distributed to its shareholders, as the case may be; and

(e) promptly, from time to time, such other information regarding the operations, business affairs and financial condition of the Borrower or any Restricted Subsidiary, or compliance with the terms of any Loan Document, as the Agent or any Lender may reasonably request.

SECTION 5.05 Litigation and Other Notices. Furnish to the Agent, the Issuing Bank and each Lender written notice of the following promptly after learning of it:

(a) any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

(b) the filing or commencement of, or any written threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority, against the Borrower or any Affiliate thereof as to which there is a reasonable probability of an adverse determination and which, if such probable adverse determination occurred, could reasonably be anticipated to result in a Material Adverse Effect; and

(c) any development that has resulted in, or could reasonably be anticipated to result in, a Material Adverse Effect.

SECTION 5.06 ERISA. (a) Comply in all material respects with the applicable provisions of ERISA and (b) furnish to the Agent and each Lender (i) as soon as possible, and in any event within 30 days after any Responsible Officer of the Borrower or any ERISA

Affiliate either knows or has reason to know that any Reportable Event has occurred that alone or together with any other Reportable Event could reasonably be expected to result in liability of the Borrower or any ERISA Affiliate in an aggregate amount exceeding $5,000,000, a statement of a Financial Officer of the Borrower setting forth details as to such Reportable Event and the action proposed to be taken with respect thereto, together with a copy of the notice, if any, of such Reportable Event given to the PBGC, (ii) promptly after receipt thereof, a copy of any notice the Borrower or any ERISA Affiliate may receive from the PBGC relating to the funded status of any Plan or to the intention of the PBGC to terminate any Plan or Plans (other than a Plan maintained by an ERISA Affiliate which is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code) or to appoint a trustee to administer any Plan or Plans, (iii) within ten (10) days after the due date for filing with the PBGC pursuant to Section 412(n) of the Code of a notice of failure to make a required installment or other payment with respect to a Plan, a statement of a Financial Officer of the Borrower setting forth details as to such failure and the action proposed to be taken with respect thereto, together with a copy of such notice given to the PBGC and (iv) promptly and in any event within 30 days after receipt thereof by the Borrower or any ERISA Affiliate from the sponsor of a Multiemployer Plan, a copy of each notice received by the Borrower or any ERISA Affiliate concerning (A) the imposition of Withdrawal Liability in excess of $500,000 or (B) a determination that a Multiemployer Plan is, or is expected to be, terminated or in reorganization, in each case within the meaning of Title IV of ERISA.

SECTION 5.07 Maintaining Records; Access to Properties and Inspections. Maintain all financial records in accordance with GAAP and upon reasonable notice by any Lender permit any representatives designated by such Lender, subject to Section 9.15 of this Agreement, to visit and inspect the financial records and the properties of the Borrower or any Restricted Subsidiary at reasonable times during normal business hours and as often as requested and to make extracts from and copies of such financial records, and permit any representatives designated by any Lender to discuss the affairs, finances and condition of the Borrower or any Restricted Subsidiary with the officers thereof and independent accountants therefor.

SECTION 5.08 Use of Proceeds. Use the proceeds of the Loans and request the issuance of Letters of Credit only for the purposes set forth in Section 3.13 hereof.

SECTION 5.09 Subsidiaries.

(a) Additional Domestic Subsidiary. Notify the Agent of (i) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary in accordance with subsection (b) below or (ii) the creation or acquisition of any Domestic Subsidiary with assets in excess of $5,000,000, and in each case promptly thereafter (and in any event within thirty (30) days), (A) solely in the case of any newly created or acquired Domestic Subsidiary that is not Wholly-Owned, designate such Subsidiary as Unrestricted in accordance with Section 5.09(b), or (B) cause such person to (1) deliver to the Agent a duly executed supplement to the Guarantee Agreement or such other document as the Agent shall deem appropriate for such purpose, (2) deliver to the Agent such documents and certificates referred to in Section 4.02 as may be reasonably requested by the Agent, and (3) deliver to the Agent such other documents as may be reasonably requested by the Agent, all in form, content and scope reasonably satisfactory to the Agent.

(b) Designation and Redesignation of Subsidiaries. So long as no Default or Event of Default exists or would result from such designation or redesignation, the Borrower may, at any time and with the written consent of the Agent, redesignate any Restricted Subsidiary as an Unrestricted Subsidiary, redesignate any Unrestricted Subsidiary as a Restricted Subsidiary or designate any newly created or acquired non Wholly-Owned Domestic Subsidiary as an Unrestricted Subsidiary. The Agent will not unreasonably withhold its consent to any request by the Borrower for redesignation under this subsection (b) if, at the time in question, the Borrower would have the right, without causing a Default or Event of Default, to (i) distribute to its shareholders as an in-kind dividend the equity interest owned by the Borrower (directly or indirectly) in such Restricted Subsidiary or newly created or acquired non Wholly-Owned Domestic Subsidiary or (ii) to distribute to its shareholders as a cash dividend an amount of money equal to the fair market value of the assets owned by such Restricted Subsidiary or newly created or acquired non Wholly-Owned Domestic Subsidiary or (iii) invest an amount of money directly or indirectly in the equity of an Unrestricted Subsidiary within the dollar limit prescribed by Section 6.04(a)(i).

(c) Certain Releases. Other than during the continuance of a Default or Event of Default, at the request of the Borrower, the Agent shall release any Guarantor from the Guarantee Agreement in connection with the sale, transfer or other disposition of such Guarantor permitted by this Agreement or all or substantially all of the assets owned by such Guarantor in an Asset Sale permitted by this Agreement; provided that prior to any such release the Borrower shall deliver a certificate of the Financial Officer of the Borrower setting forth in reasonable detail computations evidencing compliance with Sections 6.12 and 6.13 on a pro forma basis after giving effect to such release and certifying that no Default or Event of Default has occurred and is continuing, or would occur after giving effect to such release.

ARTICLE VI. NEGATIVE COVENANTS

The Borrower covenants and agrees with each Lender, the Issuing Bank and the Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any fees or any other expenses or amounts payable under any Loan Document shall be unpaid, and until all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, the Borrower shall not, and shall not cause or permit any of the Restricted Subsidiaries to:

SECTION 6.01 Indebtedness. Incur, create or assume any Indebtedness if (a) a Default or an Event of Default would exist after giving effect to the incurrence, creation or assumption of such Indebtedness or (b) in the case of Indebtedness incurred by an Unrestricted Subsidiary that is not a Guarantor, such Indebtedness is Recourse to the Borrower or any Loan Party.

SECTION 6.02 Liens. Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any person, including any Restricted Subsidiary) now owned or hereafter acquired by it or on any income or revenues or rights (excluding rights of first refusal) in respect of any thereof, except Liens satisfying any of the following tests:

(a) Liens on property or assets of the Borrower and its Restricted Subsidiaries existing on the date hereof and set forth in Schedule 6.02; provided, however, that such Liens shall secure only those obligations which they secure on the date hereof except as otherwise permitted hereunder;

(b) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Restricted Subsidiary; provided, however, that (i) such Lien is not created in contemplation of or in connection with such acquisition and (ii) such Lien does not apply to any other property or assets of the Borrower or any Restricted Subsidiary;

(c) Liens for taxes not yet due or which are being contested in compliance with Section 5.03;

(d) carriers’, warehousemen’s, mechanics, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and securing obligations that are not due or which are being contested in compliance with Section 5.03;

(e) statutory liens of landlords in respect of property leased by the Borrower or any Restricted Subsidiary;

(f) pledges and deposits made in the ordinary course of business in compliance with workmen’s compensation, unemployment insurance and other social security laws or regulations;

(g) deposits to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(h) zoning restrictions, easements, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(i) Liens created under the Loan Documents to secure the Obligations (and refinancings thereof);

(j) other Liens to secure purchase-money Indebtedness (including Capital Lease Obligations) of the Borrower or any Restricted Subsidiary; and refinancings thereof; provided that (i) such Liens do not apply to any property or assets of the Borrower or any Restricted Subsidiary consisting of franchise brands (whether now owned or hereafter acquired) and related franchise agreements and (ii) each such Lien is limited to the property and assets acquired in connection with such purchase-money Indebtedness;

(k) other Liens to secure Non-Recourse Indebtedness of the Borrower or any Restricted Subsidiary and refinancings thereof; provided that such Liens do not apply to any property or assets of the Borrower or any Restricted Subsidiary consisting of franchise brands (whether now owned or hereafter acquired) and related franchise agreements; and

(l) Liens to secure Recourse Indebtedness of the Borrower or any Restricted Subsidiary and permitted refinancings thereof; provided that (i) such Lien does not apply to any property or assets of the Borrower or such Restricted Subsidiary consisting of franchise brands (whether now owned or hereafter acquired) and related franchise agreements and (ii) the aggregate outstanding principal amount of Recourse Indebtedness secured by Liens shall not exceed $25,000,000 at any time.

SECTION 6.03 Sale and Lease-Back Transactions. Enter into any Sale and Lease-Back Transaction unless immediately thereafter the value (determined as of the time of sale in accordance with GAAP) of all property the subject of Sale and Lease-Back Transactions, when added to the aggregate principal amount of Indebtedness of the Borrower or any Restricted Subsidiary secured at such time by Liens permitted only under Sections 6.02(j) and (k), does not exceed 15% of Consolidated Total Assets at such time.

SECTION 6.04 Investments, Loans and Advances. Purchase, hold or acquire any capital stock, comparable ownership interests, evidences of indebtedness or other securities of, make or permit to exist any loans or advances to, or make any investment or any other interest in, any other person, except:

(a) the investments and guarantees existing on the date hereof set forth on Schedule 6.04 and investments by the Borrower or any Restricted Subsidiary in the capital stock or comparable ownership interests of the Subsidiaries, including by means of contributions by any Subsidiary of Hotel Properties; provided (i) that investments made in Unrestricted Subsidiaries following the Effective Date shall not exceed an aggregate amount of $50,000,000 over the term of this Agreement and (ii) Hotel Properties may not be contributed to any Unrestricted Subsidiary.

(b) loans or advances by the Borrower to Restricted Subsidiaries or by Subsidiaries to the Borrower or any Restricted Subsidiary, in each case to the extent no Default or Event of Default would exist after giving effect thereto;

(c) Permitted Liquid Investments;

(d) so long as no Default or Event of Default has occurred and is continuing, loans and advances by the Borrower and its Restricted Subsidiaries to their employees, officers, and directors in the ordinary course of business in an aggregate amount outstanding at any time not in excess of $2,000,000;

(e) other investments, capital contributions, Guarantees, loans and advances made in connection with hospitality-related business activities so long as (i) no Default or Event of Default has occurred and is continuing, or would exist after giving effect thereto and (ii) after giving effect thereto, the Borrower and the Restricted Subsidiaries, taken as a whole, will continue to engage primarily in the business of hotel franchising; and

(f) so long as no Default or Event of Default has occurred and is continuing, repurchases of the outstanding stock of the Borrower.

SECTION 6.05 Mergers and Consolidations. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all its assets whether now owned or hereafter acquired, except that:

(a) (i) the Borrower may merge or consolidate with a Subsidiary or (ii) a Subsidiary may merge or consolidate with the Borrower, in each case so long as the Borrower is the surviving entity;

(b) any Subsidiary may merge or consolidate with any Restricted Subsidiary so long as the Restricted Subsidiary is the surviving entity or so long as the surviving entity becomes a Restricted Subsidiary and promptly complies with Section 5.09(a);

(c) any Restricted Subsidiary may merge or consolidate with another Restricted Subsidiary; and

(d) the Borrower or any Subsidiary may merge or consolidate with another person; provided, however, that:

(i) the Borrower or such Subsidiary is the surviving entity, or in the case of a Subsidiary, such merger or consolidation of such Subsidiary into another person is an Asset Sale permitted hereunder;

(ii) no Default or Event of Default has occurred and is continuing, or would exist after giving effect to such merger or consolidation; and

(iii) the Agent shall receive a certificate signed by a Financial Officer of the Borrower confirming compliance with clause (ii) above.

SECTION 6.06 Asset Sales. Consummate any Asset Sale if (a) a Default or Event of Default has occurred and is continuing, or would occur after giving effect thereto or (b) the assets or properties subject to such Asset Sale consist of any franchise brand (whether now owned or hereafter acquired) and the franchise agreements related to such brand.

SECTION 6.07 Transactions with Affiliates. Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates unless (i) such transaction is conducted in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrower or such Restricted Subsidiary than could be obtained on an arms-length basis from unrelated third parties, (ii) such transaction is between or among the Borrower and the Restricted Subsidiaries or (iii) transactions permitted by Sections 6.04 and 6.05; provided that the Borrower or any Restricted Subsidiary may not engage in any of the foregoing transactions with an Affiliate that is an Unrestricted Subsidiary if a Default or an Event of Default has occurred and is continuing.

SECTION 6.08 Business of Borrower and Restricted Subsidiaries. Engage at any time in any business or business activity other than the business currently conducted by it or other hospitality-related activities; provided that the Borrower and the Restricted Subsidiaries, taken as a whole, shall at all times engage primarily in the business of hotel franchising.

SECTION 6.09 Agreements. Permit any Loan Party to enter into any agreement or incur any obligation the terms of which would impair the ability of any Loan Party to pay dividends, to make intercompany loans or advances or to make distributions (it being agreed that this Section shall not be breached by any such agreement or obligation binding upon a Restricted Subsidiary at the time it becomes a Restricted Subsidiary and not incurred in contemplation of its becoming a Restricted Subsidiary).

SECTION 6.10 Certain Accounting Changes; Organizational Documents. (a) Change its fiscal year end from December 31, or make any change in its accounting treatment and reporting practices except as required by GAAP or (b) amend, modify or change its articles of incorporation (or corporate charter or other similar organizational documents) or amend, modify or change its bylaws (or other similar documents) in any manner adverse in any respect to the rights or interests of the Lenders.

SECTION 6.11 No Further Negative Pledges. Except with respect to prohibitions against other encumbrances on specific property encumbered to secure payment of particular Indebtedness (which Indebtedness relates solely to such specific property, and improvements and accretions thereto and proceeds thereof, and is otherwise permitted hereby), enter into any agreement prohibiting the creation or assumption of any Lien upon the properties or assets of the Borrower or any Loan Party, whether now owned or hereafter acquired, or requiring an obligation to be secured if some other obligation is secured; provided that the foregoing shall not apply to any prohibitions or requirements set forth in any Loan Document or set forth in the Indenture dated May 4, 1998 for the Borrower’s Senior Notes due 2008, as amended, supplemented, refinanced and in effect from time to time on terms not materially less favorable to the Lenders than in effect on the date hereof (the “Senior Notes”) (provided that such obligations may only be refinanced so long as no Default or Event of Default exists or would be caused by such refinance and the aggregate principal amount thereof is not increased; and further provided that, any “make-whole premium” (as such term is defined in the Senior Notes) which is payable by the Borrower in connection with such refinance may be included in the amount refinanced).

SECTION 6.12 Consolidated Leverage Ratio. In the case of the Borrower, permit the Consolidated Leverage Ratio as of the last day of and for any period of four fiscal quarters ending during the period from and including the date hereof through the Revolving Maturity Date to exceed 3.25 to 1.0. The Consolidated Leverage Ratio shall be calculated as of the end of each fiscal quarter based on the period of the four consecutive fiscal quarters ending on such date.

SECTION 6.13 Consolidated Interest Coverage Ratio. In the case of the Borrower, permit the Consolidated Interest Coverage Ratio for any period of four fiscal quarters ending during the period from and including the date hereof through the Revolving Maturity Date to be less than 3.75 to 1.00. The Consolidated Interest Coverage Ratio shall be calculated as of the end of each fiscal quarter based on the period of the four consecutive fiscal quarters ending on such date.

ARTICLE VII. EVENTS OF DEFAULT

In case of the happening of any of the following events (“Events of Default”):

(a) any representation or warranty made or deemed made (such representation or warranty being deemed made as provided in Section 4.01) in or in connection with any Loan Document or Loan or issuances of Letters of Credit hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

(b) default shall be made in the payment of any principal of any Loan or the reimbursement with respect to any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c) default shall be made in the payment of any interest on any Loan or any fee or L/C Disbursement or any other amount (other than an amount referred to in clause (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;

(d) default shall be made in the due observance or performance by the Borrower of any covenant, condition or agreement contained in Section 5.01(a) or 5.09 or in Article VI;

(e) default shall be made in the due observance or performance by the Borrower of any covenant, condition or agreement contained in any Loan Document (other than those specified in clauses (b), (c) and (d) above) and such default shall continue unremedied for a period of ten (10) Business Days after notice thereof from the Agent to the Borrower;

(f) the Borrower or any other Loan Party shall (i) fail to pay any principal or interest due in respect of any Indebtedness in an aggregate principal amount in excess of $10,000,000, when and as the same shall become due and payable, after taking into account all applicable notice, grace or cure periods or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any Indebtedness in an aggregate principal amount in excess of $10,000,000, or permit any other event to occur, if the effect of any failure or event referred to in this clause (ii) is to cause, or to permit the holder or holders of such Indebtedness or a trustee on its or their behalf to cause (after taking into account all applicable notice, grace or cure periods) to cause, such Indebtedness to become due prior to its stated maturity;

(g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower or any other Loan Party, or of a substantial part of the property or assets of the Borrower or any other Loan Party, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any other Loan Party, or for a substantial part of the property or assets of the Borrower or any other Loan Party, or (iii) the winding-up or liquidation of the Borrower or any other Loan Party; and such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered;

(h) the Borrower or any other Loan Party, shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any other Loan Party or for a substantial part of the property or assets of the Borrower or any other Loan Party, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

(i) one or more judgments for the payment of money in an aggregate amount in excess of $10,000,000 shall be rendered against the Borrower, any other Loan Party or any combination thereof and the same shall remain undischarged for a period of 90 consecutive days during which execution shall not be effectively stayed, or any judgment creditor shall levy upon assets or properties of the Borrower or any other Loan Party to enforce any such judgment and such levy has not been effectively stayed within ten (10) days;

(j) a Reportable Event or Reportable Events, or a failure to make a required installment or other payment (within the meaning of Section 412(n)(1) of the Code), shall have occurred with respect to any Plan or Plans that reasonably could be expected to result in liability of the Borrower to the PBGC or to a Plan in an aggregate amount exceeding $5,000,000 and, within 30 days after the reporting of any such Reportable Event to the Agent or after the receipt by the Agent of the statement required pursuant to Section 5.06, the Agent shall have notified the Borrower in writing that (i) the Required Lenders have made a determination that, on the basis of such Reportable Event or Reportable Events or the failure to make a required payment, there are reasonable grounds (A) for the termination of such Plan or Plans by the PBGC, (B) for the appointment by the appropriate United States District Court of a trustee to administer such Plan or Plans or (C) for the imposition of a lien in favor of a Plan or the PBGC and (ii) as a result thereof an Event of Default exists hereunder; or a trustee shall be appointed by a United States District Court to administer any such Plan or Plans; or the PBGC shall institute proceedings to terminate any Plan or Plans;

(k) (i) the Borrower or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer Plan, (ii) the Borrower or such ERISA Affiliate does not have reasonable grounds for contesting such Withdrawal Liability or is not in fact contesting such Withdrawal Liability in a timely and appropriate manner and (iii) the amount of the Withdrawal Liability specified in such notice, when aggregated with all other amounts required to be paid to Multiemployer Plans in connection with Withdrawal Liabilities (determined as of the date or dates of such notification), exceeds $5,000,000 or requires payments exceeding $1,000,000 in any year;

(l) the Borrower or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, if solely as a result of such reorganization or termination the aggregate annual contributions of the Borrower and its ERISA Affiliates to all Multiemployer Plans that are then in reorganization or have been or are being terminated have been or will be increased over the amounts required to be contributed to such Multiemployer Plans for their most recently completed plan years by an amount exceeding $2,500,000;

(m) there shall have occurred a Change in Control; or

(n) the Borrower or any other Loan Party shall default in the performance or observance of any terms, covenant, condition or agreement (after giving effect to any applicable grace or cure period) under any Hedging Agreement and such default causes the termination of such Hedging Agreement and the Termination Value owed by such Loan Party as a result thereof exceeds $2,500,000.

then, and in every such event (other than an event with respect to the Borrower described in clause (g) or (h) above), and at any time thereafter during the continuance of such event, the Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Revolving Commitments, (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) require cash collateral as contemplated by Section 2.23(g); and in any event with respect to the Borrower described in clause (g) or (h) above, the Revolving Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, and the Borrower shall automatically be required to provide cash collateral in respect of outstanding Letters of Credit, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding.

ARTICLE VIII. THE AGENT

SECTION 8.01 Appointment. Each of the Lenders hereby irrevocably designates and appoints Wachovia to act on its behalf as the Agent of such Lender under this Agreement and the other Loan Documents for the term hereof and each such Lender irrevocably authorizes Wachovia, as Agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and such other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement or such other Loan Documents, the Agent shall not have any duties or responsibilities, except those expressly set forth herein and therein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or the other Loan Documents or otherwise exist against the Agent. Any reference to the Agent in this Article VIII shall be deemed to refer to the Agent solely in its capacity as Agent and not in its capacity as a Lender.

SECTION 8.02 Delegation of Duties. The Agent may execute any of its respective duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by the Agent with reasonable care.

SECTION 8.03 Exculpatory Provisions. Neither the Agent nor any of its officers, directors, employees, agents, attorneys-in-fact, subsidiaries or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement or the other Loan Documents (except for actions occasioned directly by its or such person’s own gross negligence or willful misconduct), or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by the Borrower or any of the Loan Parties or any officer thereof contained in this Agreement or the other Loan Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent under or in connection with, this Agreement or the other Loan Documents or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or the other Loan Documents or for any failure of the Borrower or any of the Loan Parties to perform its obligations hereunder or thereunder. The Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement, or to inspect the properties, books or records of the Borrower or any of the Loan Parties.

SECTION 8.04 Reliance by the Agent.

(a) The Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action under this Agreement and the other Loan Documents unless it shall first receive such advice or concurrence of the Required Lenders (or, when expressly required hereby or by the relevant other Loan Documents, all the Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action except for its own gross negligence or willful misconduct. The Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement in accordance with a request of the Required Lenders (or, when expressly required hereby, all the Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b) For purposes of determining compliance with the conditions specified in Section 4.02, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

SECTION 8.05 Notice of Default. The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless it has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or

Event of Default and stating that such notice is a “notice of default”. In the event that the Agent receives such a notice, it shall promptly give notice thereof to the Lenders (and if the notice comes from a Lender, to the Borrower). The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, when expressly required hereby, all the Lenders); provided that unless and until the Agent shall have received such directions, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders, except to the extent that other provisions of this Agreement expressly require that any such action be taken or not be taken only with the consent and authorization or the request of the Lenders or Required Lenders, as applicable.

SECTION 8.06 Non-Reliance on the Agent and Other Lenders. Each Lender expressly acknowledges that neither the Agent nor any of its respective officers, directors, employees, agents, attorneys-in-fact, subsidiaries or Affiliates has made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of the Borrower or any Loan Party, shall be deemed to constitute any representation or warranty by the Agent to any Lender. Each Lender represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries and made its own decision to make its Loans and issue or participate in Letters of Credit hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower or any Loan Party. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agent hereunder or by the other Loan Documents, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, financial and other condition or creditworthiness of the Borrower or any of the Loan Parties which may come into the possession of the Agent or any of its respective officers, directors, employees, agents, attorneys-in-fact, subsidiaries or Affiliates.

SECTION 8.07 Indemnification. The Lenders agree to indemnify the Agent in its capacity as such and (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to the respective amounts of their Pro Rata Percentages from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Loans or any Reimbursement Obligation) be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents, or any documents, reports or other information provided to the Agent or any Lender or contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Agent’s bad faith, gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Obligations and the termination of this Agreement.

SECTION 8.08 The Agent in Its Individual Capacity. The Agent and its respective subsidiaries and Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower as though the Agent were not the Agent hereunder. With respect to any Loans made or renewed by it and with respect to any Letter of Credit issued by it or participated in by it, the Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not the Agent, and the terms “Lender” and “Lenders” shall include the Agent in its individual capacity.

SECTION 8.09 Resignation of the Agent; Successor Agent.

(a) Subject to the appointment and acceptance of a successor as provided below, Wachovia may resign as the Agent at any time by giving notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall appoint from among the Lenders a successor administrative agent for the Lenders, which successor administrative agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld or delayed). If no successor administrative agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the Agent’s giving of notice of resignation, then the Agent may, on behalf of the Lenders, appoint a successor administrative agent; provided that if the Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (i) the Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender and the Issuing Bank directly, until such time as the Required Lenders appoint a successor Agent. Upon the acceptance of any appointment as Agent hereunder by a successor administrative agent, such successor administrative agent shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations hereunder without any other or further act or deed on the part of such retiring Agent or any other Lender. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article VIII and Section 9.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor administrative agent has accepted appointment as Agent by the date which is thirty (30) days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

(b) Notwithstanding anything to the contrary contained herein, Wachovia may, (i) upon thirty (30) days’ notice to the Borrower and the Lenders, resign as Issuing Bank and/or (ii) upon thirty (30) days’ notice to the Borrower, resign as Swingline Lender. In the event of any such resignation as Issuing Lender or Swingline Lender, the Borrower shall be entitled to appoint from among the Lenders a successor Issuing Bank or Swingline Lender hereunder; provided that no failure by the Borrower to appoint any such successor shall affect the resignation of Wachovia as Issuing Bank or Swingline Lender, as the case may be. If Wachovia resigns as Issuing Bank, it shall retain all the rights and obligations of the Issuing Bank hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Issuing Bank and all L/C Obligations with respect thereto, including the right to require the Lenders to make Revolving Loans or fund risk participations for unreimbursed amounts of Letters of Credit pursuant to Section 2.23. If Wachovia resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Revolving Loans or fund risk participations in outstanding Swingline Loans pursuant to Section 2.02(b).

SECTION 8.10 Other Agents, Arrangers and Managers. None of the Lenders or other persons identified on the facing page or signature pages of this Agreement as a “syndication agent,” “documentation agent,” “co-agent,” “book manager,” “lead manager,” “arranger,” “lead arranger” or “co-arranger” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than, in the case of such Lenders, those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

SECTION 8.11 Mandatory Cost Information. Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 1.01(b).

ARTICLE IX. MISCELLANEOUS

SECTION 9.01 Notices. Except as otherwise provided in this Agreement, all notices and communications hereunder shall be in writing (for purposes hereof, the term “writing” shall include information in electronic format such as electronic mail and internet web pages), or by telephone subsequently confirmed in writing. Any notice shall be effective if delivered by hand delivery or sent via electronic mail, posting on an internet web page, telecopy, recognized overnight courier service or certified mail, return receipt requested, and shall be presumed to be received by a party hereto (i) on the date of delivery if delivered by hand or sent by electronic mail, posting on an internet web page, telecopy, (ii) on the next Business Day if sent by recognized overnight courier service and (iii) on the third Business Day following the date sent by certified mail, return receipt requested. A telephonic notice to the Agent as understood by the Agent will be deemed to be the controlling and proper notice in the event of a discrepancy with or failure to receive a confirming written notice. Notices to any party shall be sent to it at the following addresses, or any other address as to which all the other parties are notified in writing:

(a) if to the Borrower or any Guarantor, at 10750 Columbia Pike, Silver Spring, Maryland 20901, Attention of General Counsel, with a copy to the Chief Financial Officer of the Borrower (Facsimile No. (301) 592-6314);

(b) if to the Agent or the Issuing Bank, at Wachovia Bank, National Association, Charlotte Plaza, CP-8, 201 South College Street, Charlotte, North Carolina 28288-0680, Attention: Syndication Agency Services, Telephone No.: (704) 374-2698, Facsimile No.: (704) 383-0288 and in the event the communication in question relates to Eurocurrency Loans or Alternative Currency Letters of Credit, with a copy to Wachovia Bank, National Association, London Branch, 3 Bishopsgate, London, England 3C2N 3AB, Attn: Ms. Gillian White, Telephone No.: +44 (0) 207 621 1477, Facsimile No.: +44 (0) 207 929 4644; and

(c) if to a Lender, to it at its address (or facsimile number) set forth in Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender became a party hereto.

Except as otherwise provided in Section 9.14(c), all notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

SECTION 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and the Issuing Bank and shall survive the making by the Lenders of the Loans and the issuance of Letters of Credit by the Issuing Bank, regardless of any investigation made by the Lenders or the Issuing Bank or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Revolving Commitments have not been terminated.

SECTION 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Agent and when the Agent shall have received copies hereof which, when taken together, bear the signatures of each Lender, and thereafter shall be binding upon and inure to the benefit of the Borrower, the Agent and each Lender and their respective successors and assigns, except that the Borrower may not assign or delegate its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders.

SECTION 9.04 Successors and Assigns.

(a) Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Borrower, the Agent, the Issuing Bank or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

(b) Each Lender may assign to one or more assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Revolving Commitment and the Loans at the time owing to it); provided, however, that (i) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower (unless an Event of Default has occurred and is continuing, in which case the Borrower’s consent to such assignment shall not be required) and the Agent and each Issuing Bank must give their prior written consent to such assignment (which consent shall not be unreasonably withheld), (ii) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of all of a Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Agent) shall not be less than $5,000,000 and the amount of the Commitment of such Lender remaining after such assignment shall not be less than $5,000,000 or shall be zero, (iii) the parties to each such assignment shall execute and deliver to the Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500 and (iv) the assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire. Upon acceptance and recording pursuant to Section 9.04(e), from and after the effective date specified in each Assignment and Acceptance, which effective date shall be at least five Business Days after the execution thereof, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lenders rights and obligations under this Agreement, such Lender shall cease to be a party hereto (but shall continue to be entitled to the benefits of Sections 2.17, 2.18, 2.19, 2.20 and 9.05, as well as to any fees accrued for its account hereunder and not yet paid)). If the consent of the Borrower is required pursuant to this Section 9.04, and the Borrower does not respond to the Agent’s request for consent within five (5) Business Days of such request, the consent shall be deemed given.

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Revolving Commitment, and the outstanding balances of its Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance, (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto or the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.04 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) such assignee will independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Agent by the terms hereof, together with such powers as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) The Agent shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive in the absence of manifest error and the Borrower, the Agent, the Issuing Bank and the Lenders may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender (with respect to such Lender’s information), at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee together with an Administrative Questionnaire completed in respect of the assignee (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.04(b) and, if required, the written consent of the Borrower, the Issuing Bank and the Agent to such assignment, the Agent shall (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Lenders and the Issuing Bank.

(f) Each Lender may without the consent of or notice to the Borrower, the Issuing Bank or the Agent sell participations to one or more banks or other entities in all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Commitment and the Loans owing to it); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other entities shall be entitled to the benefit of the cost protection provisions contained in Sections 2.17, 2.18, 2.19 and 2.20 to the same extent as if they were Lenders but not in excess of those cost protections to which the Lender from which it purchased its participation would be entitled to under Sections 2.17, 2.18, 2.19 and 2.20 and (iv) the Borrower, the Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender (and shall not be required to deal with any participating bank or other entity, notwithstanding any other provision contained herein) in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Loans or L/C Disbursements and to approve any amendment, modification or waiver of any provision of this Agreement (other than amendments, modifications or waivers decreasing any fees payable hereunder, increasing the Revolving Commitment of such Lender or decreasing the amount of principal of or the rate at which interest is payable on the Loans of such Lender, extending any scheduled principal payment date or date fixed for the payment of interest on the Loans of such Lender or releasing any Loan Party from its Guarantee under the Guarantee Agreement (except as expressly provided in the Guarantee Agreement) or limiting any Loan Party’s liability in respect of its Guarantee).

(g) Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.04, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided, however, that, prior to any such disclosure of information designated by the Borrower as confidential, each such assignee or participant or proposed assignee or participant shall execute an agreement whereby such assignee or participant shall agree to preserve the confidentiality of such confidential information. It is understood that confidential information relating to the Borrower would not ordinarily be provided in connection with assignments or participations of Competitive Bid Loans.

(h) Any Lender may at any time assign all or any portion of its rights under this Agreement to a Federal Reserve Bank; provided, however, that no such assignment shall release a Lender from any of its obligations hereunder.

(i) Any Lender (each, a “Designating Lender”) may at any time designate one Designated Bank to fund Competitive Bid Loans on behalf of such Designating Lender subject to the terms of this Section 9.04(i) and the provisions in 9.04(b) and (f) shall not apply to such designation. No Lender may designate more than one (1) Designated Bank. The parties to each such designation shall execute and deliver to the Agent for its acceptance a Designation Agreement. Upon such receipt of an appropriately completed Designation Agreement executed by a Designating Lender and a designee representing that it is a Designated Bank, the Agent will accept such Designation Agreement and will give prompt notice thereof to the Borrower, whereupon, (i) the Borrower shall execute and deliver to the Designating Bank a Designated Bank Note payable to the order of the Designated Bank, (ii) from and after the effective date specified in the Designation Agreement, the Designated Bank shall become a party to this Agreement with a right to make Competitive Bid Loans on behalf of its Designating Lender pursuant to Section 2.04 after the Borrower has accepted a Competitive Bid Loan (or portion thereof) of such Designating Lender, and (iii) the Designated Bank shall not be required to make payments with respect to any obligations in this Agreement except to the extent of excess cash flow of such Designated Bank which is not otherwise required to repay obligations of such Designated Bank which are then due and payable; provided, however, that regardless of such designation and assumption by the Designated Bank, the Designating Lender shall be and remain obligated to the Borrower, the Agent and the other Lenders for each and every of the obligations of the Designating Lender and its related Designated Bank with respect to this Agreement, including, without limitation, any indemnification obligations hereunder and any sums otherwise payable to the Borrower by the Designated Bank. Each Designating Lender shall serve as the Agent of the Designated Bank and shall on behalf of, and to the exclusion of, the Designated Bank: (i) receive any and all payments made for the benefit of the Designated Bank and (ii) give and receive all communications and notices and take all actions hereunder, including, without limitation, votes, approvals, waivers, consents and amendments under or relating to this Agreement and the other Loan Documents. Any such notice, communication, vote, approval, waiver, consent or amendment shall be signed by the Designating Lender as Agent for the Designated Bank and shall not be signed by the Designated Bank on its own behalf but shall be binding on the Designated Bank to the same extent as if actually signed by the Designated Bank. The Borrower, the Agent and Lenders may rely thereon without any requirement that the Designated Bank sign or acknowledge the same. No Designated Bank may assign or transfer all or any portion of its interest hereunder or under any other Loan Document, other than assignments to the Designating Lender which originally designated such Designated Bank.

SECTION 9.05 Expenses; Indemnity.

(a) The Borrower agrees to pay all reasonable out-of-pocket expenses incurred by each of the Agent, the Issuing Bank, Wachovia Capital Markets, LLC and their Affiliates in connection with the preparation of this Agreement and the other Loan Documents and the syndication of the facilities provided for herein or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated), including without limitation, all costs related to electronic or internet distribution of information hereunder or incurred by the Agent or any Lender in connection with the enforcement or protection of their rights (as such rights may relate to the Borrower or any Subsidiary) in connection with this Agreement and the other Loan Documents or in connection with the Loans made or Letters of Credit issued hereunder, including the reasonable fees and disbursements of counsel for the Agent, and, in connection with any “work-out” or any enforcement or protection of the rights of the Lenders or the Agent hereunder, any other counsel for the Agent and counsel for any Lender, including the allocated costs of in-house counsel.

(b) The Borrower agrees to indemnify the Agent, each Lender, and the Issuing Bank and their respective directors, officers, employees, agents and Affiliates (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities, obligations, actions or causes of action brought by a third party, settlement payments and related expenses, including reasonable counsel fees and expenses, incurred, suffered, sustained or required to be paid by or asserted against any Indemnitee by reason of or resulting from or in connection with any claim, litigation, investigation or proceeding (regardless of whether any Indemnitee is a party thereto) in any way related to (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions, (ii) the use of the proceeds of the Loans or issuance of Letters of Credit; provided, however, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (i) the gross negligence or willful misconduct of such Indemnitee or (ii) the breach in bad faith by such Indemnitee of such Indemnitee’s obligations under any Loan Document. Promptly after receipt by an Indemnitee of notice of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such person shall notify the Borrower of such complaint or of the commencement of such action or proceeding, but failure so to notify the Borrower will relieve the Borrower from any liability which the Borrower may have hereunder only if and to the extent that such failure results in the forfeiture by the Borrower of substantial rights and defenses, and shall not in any event relieve the Borrower from any other obligation or liability that the Borrower may have to any Indemnitee otherwise than under this Agreement. If the Borrower so elects or is requested by such Indemnitee, the Borrower shall assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnitee and the payment of the reasonable fees and disbursements of such counsel. In the event, however, such Indemnitee reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if the defendant in, or targets of, any such action or proceeding include both the Indemnitee and the Borrower, and such Indemnitee reasonably concludes that there may be legal defenses available to it or other Indemnitees that are different from or in addition to those available to the Borrower or if the Borrower fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to such Indemnitee, in either case in a timely manner, then the Indemnitee may employ separate counsel to represent or defend it in any such action or proceeding and the Borrower shall pay the reasonable fees and disbursements of such counsel. In any action or proceeding the defense of which the Borrower assumes, the Indemnitee shall have the right to participate in such litigation and to retain its own counsel at the Indemnitee’s own expense. The Borrower further agrees that it shall not, without the prior written consent of the Indemnitee, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not an Indemnitee is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes (i) an unconditional release of each Indemnitee hereunder from all liability arising out of such claim, action, suit or proceeding or (ii) a covenant not to sue each Indemnitee, or another similar alternative which is consented to by each Indemnitee party to such claim, action, suit or proceeding, which covenant not to sue or other approved alternative has the effect of an unconditional release of each Indemnitee hereunder from all liability arising out of such claim, action, suit or proceeding.

(c) The provisions of this Section shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Agent or any Lender or any Issuing Bank. All amounts due under this Section shall be payable upon written demand therefor.

SECTION 9.06 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, but excluding trust accounts) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the Obligations held by such Lender which are then due and owing, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have (it being assumed for purposes of this Section that such Lender shall convert any amount so setoff into the relevant currency on the date of such setoff).

SECTION 9.07 Applicable Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH LETTER OF CREDIT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OR RULES DESIGNATED IN SUCH LETTER OF CREDIT, OR IF NO SUCH LAWS OR RULES ARE DESIGNATED, THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), INTERNATIONAL CHAMBER OF COMMERCE, PUBLICATION NO. 500 (THE “UNIFORM CUSTOMS”) AND, AS TO MATTERS NOT GOVERNED BY THE UNIFORM CUSTOMS, THE LAWS OF THE STATE OF NEW YORK.

SECTION 9.08 Waivers; Amendment.

(a) No failure or delay of the Agent or any Lender or any Issuing Bank in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent, the Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies which they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.08(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided, however, that no such agreement shall (i) decrease the principal amount of, or extend the maturity of or any scheduled principal payment date or date for the payment of any interest on any Loan or any date for reimbursement of an L/C Disbursement, or fees, or waive or excuse any such payment or any part thereof, or decrease the rate of interest on any Loan or L/C Disbursement, without the prior written consent of each Lender affected thereby, (ii) increase the Revolving Commitment (other than as contemplated in Section 2.24) or change the fees of any Lender without the prior written consent of such Lender, (iii) release any Loan Party from its Guarantee under the Guarantee Agreement (except as permitted by Section 5.09(c) or as expressly provided in the Guarantee Agreement) or limit any Loan Party’s liability in respect of its Guarantee, without the written consent of each Lender, or (iv) amend or modify the provisions of Section 2.11(c), the provisions of this Section, the definition of the “Required Lenders” or the provisions of Section 9.03, without the prior written consent of each affected Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent, any Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Agent or such Issuing Bank or Swingline Lender.

(c) Notwithstanding the foregoing, no amendment, waiver or consent shall, unless in writing and signed by the Designating Lender on behalf of its Designated Bank affected thereby, (a) subject such Designated Bank to any additional obligations, (b) reduce the principal of, interest on, or other amounts due with respect to, the Designated Bank Note made payable to such Designated Bank, or (c) postpone any date fixed for any payment of principal of, or interest on, or other amounts due with respect to, the Designated Bank Note made payable to the Designated Bank.

SECTION 9.09 Entire Agreement. This Agreement and the other Loan Documents and the letter agreement referred to in Section 2.07(c) constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

SECTION 9.10 Waiver of Jury Trial; Punitive Damages. Each party hereto hereby waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or any of the other Loan Documents and (b) any claims for punitive damages (to the extent such claims arise from the use of proceeds of the Loans for the purpose of acquisitions). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section.

SECTION 9.11 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 9.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 9.03.

SECTION 9.13 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 9.14 Jurisdiction; Consent to Service of Process; Judgment Currency.

(a) Each of the Borrower, the Lenders, the Agent and the Issuing Bank hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Agent, any Issuing Bank, or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Borrower or its properties in the courts of any jurisdiction.

(b) Each of the Borrower, the Lenders, the Agent and the Issuing Bank hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) The Borrower and each other party hereto consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(d) If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in one currency into another currency, the parties hereto agree, to the fullest extent that they may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which in accordance with normal banking procedures the first currency could be purchased in New York City with such other currency by the person obtaining such judgment on the Business Day preceding that on which final judgment is given.

(e) The parties agree, to the fullest extent that they may effectively do so under applicable law, that the obligations of the Borrower to make payments in any currency of the principal of and interest on the Loans of the Borrower and any other amounts due from the Borrower hereunder to the Agent as provided in Sections 2.05(a) and 2.23(d) (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than the relevant currency, except to the extent that such tender or recovery shall result in the actual receipt by the Agent at its relevant office on behalf of the Lenders of the full amount of the relevant currency expressed to be payable in respect of the principal of and interest on the Loans and all other amounts due hereunder (it being assumed for purposes of this clause (i) that the Agent will convert any amount tendered or recovered into the relevant currency on the date of such tender or recovery), (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the relevant currency the amount, if any, by which such actual receipt shall fall short of the full amount of the relevant currency so expressed to be payable and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this Agreement.

SECTION 9.15 Confidentiality. Unless otherwise agreed to in writing by the Borrower, the Issuing Bank, the Agent and each Lender, each of the Borrower, the Issuing Bank, the Agent and the Lenders hereby agrees to keep all Proprietary Information (as defined below) confidential and not to disclose or reveal any Proprietary Information to any person other than the Agent’s or such Lender’s directors, officers, employees, Affiliates and agents and to actual or potential assignees and participants and actual or potential counterparties (or Advisors) to any swap or derivatives transaction, and then only on a confidential basis; provided, however, that the Agent, the Issuing Bank or any Lender may disclose Proprietary Information (a) as required by law, rule, regulation or judicial process, (b) to its attorneys and accountants, (c) as requested or required by any state or Federal or foreign authority or examiner regulating banks or banking or (d) subject to appropriate confidentiality protections for the benefit of the Borrower, in any legal proceedings between the Agent, the Issuing Bank or such Lender and the Borrower arising out of this Agreement. For purposes of this Agreement, the term “Proprietary Information” shall include all information about the Borrower or any of their Affiliates which has been furnished by the Borrower or any of its Affiliates, whether furnished before or after the date hereof, and regardless of the manner in which it is furnished; provided, however, that Proprietary Information does not include information which (x) is or becomes generally available to the public other than as a result of a disclosure by the Agent, the Issuing Bank or any Lender not permitted by this Agreement, (y) was obtained or otherwise became available to the Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to its disclosure to the Agent, the Issuing Bank or such Lender by the Borrower or any of its Affiliates or (z) becomes available to the Agent, the Issuing Bank or any Lender on a nonconfidential basis from a person other than the Borrower or its Affiliates who, to the best knowledge of the Agent, the Issuing Bank or such Lender, as the case may be, is not otherwise bound by a confidentiality agreement with the Borrower or any of its Affiliates, or is not otherwise prohibited from transmitting the information to the Agent, the Issuing Bank or such Lender.

SECTION 9.16 No Bankruptcy Proceedings. Each of the Borrower, the Agent, and the Lenders hereby agrees that it will not institute against any Designated Bank or join any other person in instituting against any Designated Bank any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any federal or state bankruptcy or similar law, until the later to occur of (i) one year and one day after the payment in full of the latest maturing commercial paper note issued by such Designated Bank and (ii) the Revolving Maturity Date.

SECTION 9.17 Rights and Remedies Cumulative; Non-Waiver; etc. The enumeration of the rights and remedies of the Agent and the Lenders set forth in this Agreement is not intended to be exhaustive and the exercise by the Agent and the Lenders of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative, and shall be in addition to any other right or remedy given hereunder or under the other Loan Documents or that may now or hereafter exist at law or in equity or by suit or otherwise. No delay or failure to take action on the part of the Agent or any Lender in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege or shall be construed to be a waiver of any Event of Default. No course of dealing between the Borrower, the Agent and the Lenders or their respective agents or employees shall be effective to change, modify or discharge any provision of this Agreement or any of the other Loan Documents or to constitute a waiver of any Event of Default.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Borrower, the Agent, the Issuing Bank and the Lenders have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Michael J. Desantis
Name:	Michael J. Desantis
Title:	Senior VP, General Counsel & Secretary

WACHOVIA BANK, NATIONAL ASSOCIATION, individually and as Issuing Bank and Agent

By:	/s/ Monica Sevila
Name:	Monica Sevila
Title:	Senior Vice President

SUNTRUST BANK, as Lender and Syndication Agent

By:	/s/ William C. Washburn, Jr.
Name:	William C. Washburn, Jr.
Title:	Vice President

BANK OF AMERICA, N.A., as Lender and Documentation Agent

By:	/s/ Steven P. Renwick
Name:	Steven P. Renwick
Title:	Senior Vice President

JPMORGAN CHASE BANK, N.A., as Lender

By:	/s/ Susan M. Tate
Name:	Susan M. Tate
Title:	Vice President

BANK HAPOALIM B.M., as Lender

By:	/s/ James P. Surless
Name:	James P. Surless
Title:	Vice President

By:	/s/ Charles McLaughlin
Name:	Charles McLaughlin
Title:	Senior Vice President

E. SUN COMMERCIAL BANK, LTD., LOS ANGELES BRANCH, as Lender

By:	/s/ Benjamin Lin
Name:	Benjamin Lin
Title:	EVP & General Manager

FIRST COMMERCIAL BANK, as Lender

By:	/s/ Bruce Ju
Name:	Bruce Ju
Title:	VP & General Manager

BANCO BILBAO VIZCAYA ARGENTINA S.A.,
as Lender

By:	/s/ Maria T. Vizan
Name:	Maria T. Vizan
Title:	Vice President, Global Corporate Banking

By:	/s/ Hector O. Villegas
Name:	Hector O. Villegas
Title:	Vice President, Global Corporate Banking

FIFTH THIRD BANK, as Lender

By:	/s/ Christine L. Wagner
Name:	Christine L. Wagner
Title:	Vice President

PNC BANK, NATIONAL ASSOCIATION, as Lender

By:	/s/ Kysha Pierre-Louis
Name:	Kysha Pierre-Louis
Title:	Vice President

Schedule 1.01(b)

To

Credit Agreement

Mandatory Cost Formulae

1.	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the United Kingdom’s Financial Services Authority (the “Financial Services Authority”) (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.	On the first day of each Interest Period (or as soon as possible thereafter), the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.	The Additional Cost Rate for any Lender lending from a Lending Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that Lending Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Lending Office.

4.	The Additional Cost Rate for any Lender lending from a Lending Office in the United Kingdom will be calculated by the Agent as follows:

(a)	in relation to a Loan denominated in Pounds Sterling:

AB + C(B – D) + E x 0.01	percent per annum
100 – (A + C)

(b)	in relation to a Loan denominated in any currency other than Pounds Sterling:

E x 0.01	percent per annum.
300

Where:

A	is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B	is the percentage rate of interest (excluding the Margin and Mandatory Cost and, if the same would otherwise apply, the additional rate of interest specified in Section 6.1(d) (Default Rate) payable for the relevant Interest Period on the relevant Loan.

C	is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D	is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.	For the purposes of this Schedule 1.01(b):

(a)	“Eligible Liabilities” has the meaning given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)	“Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate);

(d)	“Reference Banks” means the principal London Office of Wachovia Bank, National Association or such other bank as may be appointed by the Agent after consultation with the Borrower;

(e)	“Special Deposits” has the meanings given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England; and

(f)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.	In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 percent will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.	If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.	Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its Lending Office; and

(b)	any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9.	The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Lending Office in the same jurisdiction as its Lending Office.

10.	The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.	The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.	Any determination by the Agent pursuant to this Schedule 1.01(b) in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties.

13.	The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties of any amendments which are required to be made to this Schedule 1.01(b) in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties.